ANNUAL REPORT 2005


PLX
PEX 8532
PLX

PLX TECHNOLOGY

www.plxtech.com



TO OUR SHAREHOLDERS

In 2005, we continued to make considerable progress in our key long-term growth initiative, PCI Express*. Our single most important accomplishment was significant revenue growth of our PCI Express interconnect chip product line, a family of integrated circuits that we started sampling to customers in late 2004. Total company revenues for 2005 were flat compared to the prior year as growth in our PCI Express products was offset by declines in other product lines. However, we exited the year with a strong fourth quarter, as revenues increased sequentially by 19 percent from the third quarter, mostly due to PCI Express product growth, which made up 15 percent of total fourth-quarter revenues. Based on the revenue growth ramp, high level of customer design activity and our market leadership position, we entered 2006 confident that PCI Express will be a major growth driver for our business in the future.

2005 marked the twelfth consecutive year that we earned a net profit on a pro-forma basis. We also strengthened our balance sheet by increasing our cash and investment balance by approximately $5 million. Although 2005 pro-forma net income was lower than the prior year, we improved fourth-quarter net income largely due to the increase in PCI Express sales.

The success of our PCI Express product line reflects our long-standing commitment to the interconnect chip business, which positions us well to anticipate and lead technology transitions in our market. Since the late 1990s, most of our business derived from chips that implement the Peripheral Component Interconnect (PCI) standard. PCI is a computer system architecture that is widely used as a pathway to connect components within microprocessor-based systems. Through our market leadership in this standard and our focus on the communications, storage and embedded-systems markets, PLX became a supplier of PCI interconnect chips to Cisco, GE, IBM, Siemens, and more than 1,000 other customers.

To build on our PCI foundation, we initiated a strategy in 2001 to accelerate company growth by investing in emerging interconnect technologies and broadening our PCI product line. Accordingly, we made three major investments since then: a program to develop products implementing the new PCI Express architecture; the acquisition of HiNT Corp.; and the acquisition of NetChip Technology, Inc. All three investments enhance and take advantage of PLX's core assets: our interconnect chip-development capability; our customer relationships; and our strength in marketing, sales and support of interconnect semiconductors.

In 2001, PLX predicted that after PCI, the next broadly adopted system interconnect would be the PCI Express architecture. In early 2002, we focused our engineering and marketing resources on this architecture. Confirming our prediction, PCI Express is now broadly implemented throughout the computing space and we believe it will become the most widely adopted interconnect for other data-intensive electronic equipment, including server, storage, communications, imaging, and embedded-control systems.

As a result of our successful product development and marketing program, we sampled our first family of PCI Express interconnect chips in late 2004. In the fourth quarter of 2005, we realized more than $2.2 million in PCI Express product revenues, which resulted primarily from sales to customers building server, storage and PC peripheral products. By the end of 2005, we had sampled PCI Express chips or development systems to more than 250 customers, which indicates the broad market acceptance of both the standard and PLX products. Because of the large potential size of the market opportunity and our success in developing innovative PCI Express chips early in the market transition, we expect to achieve sustained total company revenue growth.

The 2003 acquisition of HiNT provided us with a product line complementary to PLX's. By combining HiNT's leading product line with PLX's sales channels and customer base, we have been able to grow sales of these products and enhance total company profitability. Furthermore, HiNT's talented engineering team is now integrated into PLX's PCI Express product development effort.

When PLX acquired NetChip in 2004, NetChip was a leading supplier of Universal Serial Bus (USB) chips that also had complementary PCI Express silicon in development. USB is the major interconnect standard for connecting PCs to external peripherals, and NetChip's USB products fit well with our sales, technical support and distribution infrastructure. In 2005, we were successful in winning new designs for USB chips in PC-peripheral and consumer-electronics designs, and we now look forward to future growth with our USB product line. Furthermore, following the acquisition, we were successful in completing and launching the PCI Express product NetChip already had in development, and we expect it to be an important growth driver for PLX.

We are looking forward to 2006 as a year in which we realize the benefits of our investment strategy in terms of revenue and profitability growth. We enter the year with industry-leading product lines, skilled and enthusiastic employees, a solid financial foundation, and strong customer relationships. I thank all of our shareholders, customers, partners, and employees for their continued support.



Sincerely,

Mike Salameh, Chief Executive Officer

*PCI Express is a registered trademark of the PCI Special Interest Group (PCI-SIG).

This annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please read the paragraph under the heading "Cautionary Statement" on the back inside cover of this annual report before proceeding.

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
dollars in thousands, except per share data

YEARS	2005	2004	2003
Net revenues	$ 54,615	$ 54,449	$ 38,038
Net loss	$ (1,748)	$ (642)	$ (2,259)
Net loss per common share (diluted)	$ (0.06)	$ (0.03)	$ (0.10)
Shares used in per share calculation	27,198	25,422	22,755

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS DATA
dollars in thousands, except per share data

YEARS	2005	2004	2003
Net revenues	$ 54,615	$ 54,449	$ 38,083
Net loss	$ 682	$ 2,329	$ 514
Net loss per common share (diluted)	$ 0.03	$ 0.09	$ 0.02
Shares used in per share calculation	27,961	26,473	23,272

The above pro forma amounts for the twelve months ended December 31, 2005, December 31, 2004 and December 31, 2003 have been adjusted to eliminate $0.2 million, $0.1 million and $1.0 million, respectively, of amortization of deferred stock-based compensation, and $2.3 million, $1.7 million and $0.9 million, respectively, of amortization and write-down of purchased intangible assets. The twelve months ended December 31, 2004 and December 31, 2003 have been adjusted to eliminate $1.1 million and $0.9 million, respectively, of purchased in-process research and development.

CONSOLIDATED BALANCE SHEETS DATA
dollars in thousands

AT YEAR END	2005	2004	2003
Cash and investments	$ 35,043	$ 30,276	$ 23,056
Working capital	$ 36,994	$ 23,108	$ 23,846
Total assets	$ 117,911	$ 110,473	$ 81,803
Shareholders equity	$ 107,489	$ 102,159	$ 76,021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________

Commission file number 0-25699

PLX Technology, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	**94-3008334**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

870 Maude Avenue
Sunnyvale, California 94085
(408) 774-9060

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Securities registered pursuant to Section 12(g) of the Act:
Common stock, $0.001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X].

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check One):
Large accelerated filer [ ]   Accelerated filer [X]   Non-accelerated filer [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant's common stock on June 30, 2005, as reported on The Nasdaq National Market, was approximately $171,712,727. Shares of common stock held by each executive officer and director and by each person who to the registrant's knowledge owns 5% or more of the outstanding voting stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of common stock outstanding at March 1, 2006 was 27,937,626.

DOCUMENTS INCORPORATED BY REFERENCE
PART III OF THIS REPORT ON FORM 10-K INCORPORATES INFORMATION BY REFERENCE FROM THE REGISTRANT'S PROXY STATEMENT FOR ITS 2006 ANNUAL MEETING OF STOCKHOLDERS - ITEMS 10, 11, 12, 13 AND 14.

PLX Technology, Inc.

INDEX TO
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2005

PART I

ITEM 1: BUSINESS

Overview

PLX Technology, Inc. ("PLX" or the "Company"), a Delaware corporation established in May 1986, develops and supplies semiconductor devices that accelerate and manage the transfer of data in microprocessor-based systems including networking and telecommunications, enterprise storage, servers, personal computers (PCs), PC peripherals, consumer electronics, imaging and industrial products. We offer a complete solution consisting of three related types of products: semiconductor devices, software development kits and hardware design kits. Our semiconductor devices simplify the development of data transfer circuits in microprocessor based systems. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs and by accelerating their ability to bring new products to market.

In the last decade, demand for communications, storage, servers, imaging, PCs, consumer electronics and other products that transmit, store and process information rapidly has increased due to:

- growth of the Internet,
- deployment of high-speed networking, and
- proliferation of multimedia.

Suppliers of these products seek to reduce product development time and to use their scarce engineering resources more efficiently. Until the mid 90's, these suppliers typically developed their own system components and the connections between the components. Now, however, they are increasingly building their equipment based on industry standard connection methods and purchasing components supplied by other companies that comply with these standards. By doing so, they reduce the time and resources required for product development. Consequently, there is a growing demand for standards-based components that connect systems together, such as our semiconductor devices. The majority of products we ship today are based on three interconnect standards that are widely used in our markets: Peripheral Component Interconnect (PCI), Universal Serial Bus (USB) and PCI Express. PLX is an active member of many of the trade associations that define current and future interconnect standards including PCI™, CompactPCI®, PCI-X®, PCI Express™, Advanced Switching Interconnect, USB and HyperTransport™.

Our objective is to expand our advantages in data transfer technology by:

- focusing on high-growth markets,
- delivering comprehensive solutions, including semiconductor devices, software development kits and hardware design kits,
- extending our technology advantages by incorporating new functions and technologies,
- driving industry standards, and
- strengthening and expanding our industry relationships.

Our headquarters are located at 870 Maude Avenue, Sunnyvale, California 94085. The telephone number is (408) 774-9060. Additional information about PLX is available on our website at http://www.plxtech.com. Information contained in the website is not part of this report.

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for our Annual Meeting of Stockholders are made available, free of charge, on our website, http://www.plxtech.com, as soon as reasonably practicable after the reports have been filed with or furnished to the Securities and Exchange Commission.

Industry Background

Microprocessor-based systems are found in many common products and offer varying levels of performance depending on each product's requirements. These products range from low performance devices such as electronic toys and kitchen appliances to complex, high-performance electronic equipment such as network routers and switches. High-performance microprocessor-based systems offer increased data processing capabilities and typically utilize one or more 32-bit or 64-bit microprocessors, fast memories and peripherals, and sophisticated operating systems and software applications.

The growth of the communications infrastructure has increased the demand for high performance microprocessor-based systems. This demand has been fueled by the growth of the Internet; the deployment of high-speed networking systems to transmit, store, and process data; and the proliferation of data types in the network, including voice traffic and multimedia.

Markets for electronic equipment that rely on high-performance microprocessor-based systems include the following:

- *Networking and Telecommunications.* Networking and telecommunications applications include digital telephony, multimedia gateways, wireless base stations, remote access concentrators, routers, switches and cable modem equipment. This market segment has grown rapidly due to the rise of the Internet and the proliferation of high bandwidth communication technologies such as Fast Ethernet, Gigabit and 10 Gigabit Ethernet, Asynchronous Transfer Mode, or ATM, cable modems, Digital Subscriber Line, or xDSL, and Voice-over-IP, or VoIP.

- *Enterprise Storage.* Enterprise storage applications include disk storage systems in both Network Attached Storage (NAS) and Storage Area Networks (SAN). The growing use of multimedia applications and storage networks is driving demand for increased data storage capacity.

- *Servers.* Data transfer rates through servers have increased because of their higher processing power and the greater data-handling workload caused by broad internet usage and the need to process high data-content material such as video files and complex applications.

- *Imaging.* Imaging applications include printers, copiers, medical instrumentation and video and graphics equipment. The popularity of digital photography and video, the demand for better image quality and higher performance, increasing demand for video surveillance security equipment, as well as connection of these applications to high-speed networks, have increased their data processing requirements.

- *Industrial.* Industrial applications include a wide range of process control computers and factory automation equipment. These products have high data transfer rate requirements, are used to monitor and control complex processes in real-time and are being increasingly attached to networks.

- *PC Peripherals and Consumer Electronics.* PC peripheral applications include graphics adapters, TV tuners and communication peripherals. Examples for consumer electronics applications include portable media players, digital camcorders, set top boxes, wireless LAN adapters, printers, and TV tuners for PCs. These products are increasingly using high speed connection standards for data transfers.

Manufacturers of products that rely on high-performance microprocessor-based systems seek to maximize the performance and minimize the cost of their increasingly complex products. In addition, these manufacturers must develop and bring new products to market quickly to keep pace with technological advancements.

The I/O Subsystem

A typical computer system can be described in terms of four primary functions: the host microprocessor, the memory, the peripherals and the input/output, or I/O, subsystem. The host microprocessor is the primary control center for the system. The memory acts as a storage area for instructions to be executed and data to be processed. The peripherals enable connections between the system and other external devices such as network components, printers and storage systems. The I/O subsystem is the interconnect circuitry and software that connects these three other functions and allows for the transfer of instructions and data among these functions. The I/O subsystem may also connect the system to the outside world. The I/O subsystem includes the system bus or switch fabric, which is a physical connection between these different functions.

To enable increased performance and functionality from computer systems, semiconductor suppliers have historically focused on improving the operation of peripherals, microprocessors and memories. The interconnect silicon in the I/O subsystem must also improve to keep pace with these improvements by transferring more information efficiently and at faster speeds.

In parallel with the increased performance demands of customers and their data traffic, the reliability of these systems is under constant pressure to improve. This is especially true as the networking and telecommunications disciplines merge through use of the Internet to carry all types of traffic. Highly available systems are required to meet the expectations of customers.

As data transfer and reliability requirements for the I/O subsystem have increased, so has the complexity of its interface logic and related software. Until the mid 90's, most microprocessor-based systems used simple I/O subsystems that contained limited logic and rudimentary software, if any. Complex I/O subsystem components such as processors, elaborate control logic and advanced software were costly, and therefore their use was confined to very high-end equipment such as mainframe computers. Furthermore, the lack of widely accepted I/O standards impeded the use of complex I/O subsystems in other than high-end applications. However, advances in semiconductor technology combined with the widespread adoption of standards in microprocessor-based systems have enabled the development of highly integrated semiconductor devices that can better manage I/O subsystem performance at lower cost.

Penetration of I/O Standards in Systems

Until the mid 90's, microprocessor-based systems manufacturers relied on a wide variety of proprietary solutions and a fragmented set of industry standard I/O architectures. For example, many networking, imaging, storage and industrial applications employed proprietary architectures to meet their specific performance and cost requirements. A mix of standard buses such as VMEbus, Multibus and ISA was used in some industrial, telecommunications and military applications. Software was even more fragmented with many proprietary and application specific software architectures in use. While developers could take advantage of many standard microprocessor, memory and peripheral components supplied by external vendors, the lack of acceptable I/O standards forced many to develop custom I/O subsystems internally, placing a heavy demand on development resources.

The deployment of the PCI standard was one of the catalysts for the widespread adoption of I/O standards in microprocessor-based systems. In the early 1990s, PC and server manufacturers developed PCI, a new standard hardware architecture to connect the major components of their systems at high speed. It offered up to a one hundred times improvement in I/O data transfer rates over the previous architectures. By the mid-1990s, PCI became the most widely used bus architecture in the PC market. Consequently, many suppliers of peripheral semiconductor components used in PCs adopted PCI as the standard system interface. In addition to penetrating the PC and server market, PCI gained popularity as a standard I/O architecture for many other high-performance microprocessor-based systems because it allows the use of low cost and state-of-the-art peripheral semiconductor components developed for the PC market and provides a foundation for system interoperability. PCI also offers equivalent or superior performance to the in-house developed standards of many electronic equipment suppliers. Furthermore, the use of PCI enables faster time to market, lower development cost and the ability to quickly integrate new I/O components.

By the late 90's, PCI became established as a major "in-the-box" interconnect for connecting components within a system.

Also in the late 90's USB emerged as a major "box-to-box" interconnect for connecting PCs to PC peripherals and consumer electronics devices. Prior to USB, a diverse collection of proprietary and industry standard connections, such as serial port, parallel port and SCSI (Small Computer Serial Interface) were used to connect PCs to peripherals such as printers and external storage devices and to consumer electronic devices such as cell phones, digital cameras and portable media players. USB provides a single standard connection that allows PCs to connect to peripherals and consumer electronics devices made by different manufacturers.

In 2001 and 2002, the PCI Express standard was developed as a higher-performance upgrade to the widely-deployed PCI standard. Many builders of microprocessor-based systems need the improved performance of PCI Express to ensure that the I/O subsystem data transfer capacity keeps pace with the increasing performance of the surrounding processors and peripheral devices. In addition to higher data throughput, PCI Express enables more devices to be connected and improves system management. Although PCI Express, which is a switched-serial architecture, is different in terms of hardware than PCI, a parallel bus architecture, it is software compatible with PCI. This software compatibility attribute makes the task of upgrading PCI systems to take advantage of PCI Express's performance advantages relatively simple and inexpensive. Consequently, PCI Express has gained rapid acceptance as an architecture for high performance microprocessor-based systems. In 2005, many of the PCs, PC peripherals and servers shipped utilized PCI Express architecture and many storage, communications and embedded systems were starting a transition to PCI Express architecture.

Need for Standard I/O Interconnect Products and Comprehensive I/O Solutions

Even with standard I/O specifications, design teams must still create the circuitry and related software that implement these specifications. Designers must also update their I/O subsystems to include frequent improvements in these specifications.

Instead of developing all the hardware and software technology internally, system developers seek to focus their scarce engineering resources on the proprietary features of their products. By using standard semiconductor devices in the I/O subsystem instead of custom-designed devices they are able to implement the basic framework of the system more easily and thereby reduce the I/O subsystem design effort resulting in faster time-to-market and lower development cost. Standard products allow the design teams to concentrate their efforts on differentiating hardware and software features. In addition to standard interconnect semiconductor devices, system designers can benefit from several other design elements, such as data control software, hardware design kits and third-party development tools to complete their development work in a timely manner. These additional elements simplify development and improve time to market. They provide design teams with proven hardware and software design examples and the tools to adapt these examples to their needs.

Due to the availability and adoption of I/O standards by developers of microprocessor-based systems, servers and PC's, there is now a large demand for I/O subsystem components based on these standards.

The PLX Solution

PLX develops and supplies interconnect semiconductor devices and supporting hardware and software platforms that accelerate and manage the transfer of data in high-performance microprocessor-based systems.

Our solution consists of three related products:

- interconnect semiconductor devices,
- software development kits which assist in developing systems that incorporate our semiconductor devices, and
- hardware design kits that allow development of a system using our semiconductor devices and software development kits.

Development tools provided by third parties support these three related products. Our products are designed for use in a variety of applications including networking and telecommunications, enterprise storage, servers, embedded control, PC peripheral and consumer electronics. Our chips are highly integrated, cost-effective semiconductor devices that optimize the flow of data and simplify the development of high-performance I/O subsystems. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs and allowing them to bring new products to market more quickly.

PLX products shipping today provide I/O connectivity solutions mainly for the PCI, PCI-X, PCI Express and USB standards. As new I/O standards evolve, we expect to support them where appropriate. More than 1,000 electronic equipment manufacturers use PLX semiconductor devices in a wide variety of applications.

Strategy

Our objective is to continue to expand our market position as a developer and supplier of I/O connectivity solutions for high-performance systems. Key elements of our strategy include the following:

Focus on High-Growth Markets. We focus on the high-growth communications, storage, server, embedded control, PC peripheral and consumer markets. Within these markets, there are many highly differentiated applications with different design criteria such as product function, performance, cost, power consumption, software, size limitations and design support. The requirements of many of these differentiated applications are addressed by our products, and we target those applications where we believe we can attain a leadership position.

Deliver Comprehensive Solutions. Our products provide system developers with a comprehensive, proven development environment to simplify I/O subsystem design, enhance performance, reduce development costs and accelerate time-to-market. This solution consists of semiconductor devices, software development kits and hardware design kits. These design elements are supported by development tools provided by third parties.

Extend I/O Subsystem Technology. We offer our customers highly integrated semiconductor devices and related software that incorporate many of the latest advances in I/O interconnect technology. Our semiconductor devices and software are designed to enable quick adoption of new I/O technologies and enhancements to existing I/O standards. We seek to integrate additional I/O-related functions into our semiconductor devices to provide our customers with additional value. We employ a team of engineers with expertise in system architectures, product definition, semiconductor and software design to maintain our I/O subsystem technology advantages.

Drive I/O Subsystem Standards. We believe that our understanding of I/O technology trends and market requirements allows us to bring to market more quickly new products that support the latest I/O technologies. Through our participation in key industry groups responsible for standards such as the PCI Special Interest Group, the PCI Industrial Computer Manufacturer's Group (PICMG), PCI-X Manufacturers' Group, HyperTransport Consortium, Advanced Switching Interconnect (ASI-SIG), and the USB Implementers Forum (USB-IF), we have taken an active role in defining new I/O standards.

Strengthen and Expand Industry Relationships. We work with industry leaders in developing hardware and software development tools and marketing programs that promote the use of each company's products. Partners include AMD, Broadcom, Intel, Jungo, Microsoft, Freescale, One Stop Systems, Pigeon Point, RamBus, and ViXS. As a result of these relationships, we enable microprocessor-based systems designers to choose the best products for their particular applications while still employing our product as the core of their I/O subsystem design.

Customers

We supply our products to customers for a wide variety of communications, storage, server, embedded control, PC peripheral and consumer appliance applications. The typical product life cycle of a high performance microprocessor-based system is one to two years or more of product development and initial marketing activity followed by one to five years or more of volume production, assuming the product is successful in the market. The system design team typically selects the sole-source hardware and software components early in the design cycle. Generally, the system will incorporate these same components throughout its product life because changes require an expensive re-engineering effort. Therefore, when our products are designed into a system, they are likely to be used in that system throughout its one to five year or more production life.

Our products are standard semiconductor devices that may be incorporated into equipment used in several of our target markets. More than 1,000 electronic equipment manufacturers incorporate our semiconductor devices in their products.

The following table lists representative end customers that purchased directly or through distributors more than $100,000 of our products in 2005.

Networking/Telecommunications
Accton Technology
Adlink
Alcatel
Artesyn Technologies
Avaya
Cisco Systems
Digi International
Eicon Technology
Ericsson
Hitachi
Huawei
Intel
Leadtek
Marconi
Motorola
Nortel Networks
Performance Technology
Polycom
Qualtech Inc.
Radisys
Sagem
Sea Level Systems
Toshiba
ZTE

Enterprise Storage
EMC
IBM

Servers
Fujitsu
Sun Microsystems

Imaging/Industrial/Medical
Advantech
Comtrol
EFI
ESD
Fuji Xerox
General Electric
Geovision
Kodicom
KonicaMinolta
Matrox
Measurement Computing
Moxa Technologies
OCE
OKI
Philips
Provideo Multinedia Co., LTD
Samsung
SBS Technologies
Siemens
Xerox

PC Peripheral & Consumer Electronics
Blackmagic Design
Canopus
Dell
Hauppauge Computer
Homecast (EMTech)
MCT Corporation
Seiko Epson
Topfield

Products

Our products consist of interconnect semiconductor devices, software development kits and hardware design kits. Development tools provided by third parties support these three design elements. The sales of our interconnect semiconductor devices account for substantially all of our revenues. We generate less than 2% of our revenues from sales of our software and hardware design kits. Our software development kits and hardware design kits promote sales of our semiconductor devices by lowering customers' development costs allowing them to bring new products to market more quickly.

I/O Accelerators. Our I/O accelerators are semiconductor devices that accelerate movement of data across a PCI bus and between one or more devices or subsystems that need to communicate across the PCI bus. These products incorporate the Data Pipe Architecture technology, a set of circuits and features that enable an efficient flow of data within systems with minimal supervision from the system processor. Our I/O accelerators address a range of applications and provide flexible interfaces that allow them to connect to a wide variety of semiconductor devices, including processors such as Freescale's PowerPC, Intel's i960 and Strong ARM, Hitachi's SH, and Motorola's 68K series. Customers also use these semiconductor devices in connection with digital signal processors, or DSPs, from Texas Instruments and others. The I/O accelerators can be connected with a wide range of peripheral devices, including LAN, WAN, disk control and graphics.

PCI-to-PCI Bridges. PCI-to-PCI bridges are chips that increase the number of peripheral devices that can be included in a microprocessor-based system. PCI-to-PCI bridges have become common in a wide variety of systems, including servers, storage, communications, and embedded-control applications such as imaging, industrial control, and test equipment. PLX's bridge product line spans the entire PCI range, from 32-bit 33MHz through 64-bit 66MHz, and includes 133MHz PCI-X devices. PLX acquired this product line through the May 2003 acquisition of HiNT Corporation.

HyperTransport Interconnect Bridges. The HyperTransport bridge allows a processor, typically a MIPS processor, to generate and control two PCI-X buses. The bridge chip converts the 8 or 16 bit 800MHz HyperTransport processor interface to two 64 bit 133MHz PCI-X buses. The bridge provides a means for the processor to communicate efficiently with multiple I/O devices such as Ethernet controllers. This product is a result of an agreement we entered into in May 2002 with Advanced Micro Devices.

USB Interface Chips. USB interface chips are used by computer peripherals to connect to a PC through an external cabled connection. The USB standard allows for connections to be made at different speeds. Hi-Speed USB (also known as USB 2.0) provides 40x the bandwidth of Full-Speed USB and can be found on most PCs sold after 2003. However, most PC peripherals today, such as mice, printers, and digital cameras, still utilize Full-Speed transfer rates. PLX's products are all USB 2.0 Hi-Speed. Hi-Speed connections can be found today on devices like multi-function printers, DVD camcorders, portable media players, digital cameras, PDAs, and hard disks. PLX acquired this product line through the May 2004 acquisition of NetChip Technology, Inc.

PCI Express Bridges. The PCI Express bus standard has become the interconnect standard for the latest servers, notebooks, desktops, and storage systems. With its 2.5Gigabit per second data rate, it offers higher performance than legacy standards. PCI Express Bridges enable conventional PCI products (32-bit/33 MHz, 32-bit/66 MHz and even 64-bit/133 MHz PCI-X) to be upgraded for use in new PCI Express systems. This allows users to quickly bring a new product to market. Applications using these bridge devices include servers, fibre channel HBA, graphics, TV tuners, and security systems. The reverse bridging feature also allows users to bridge backwards allowing the latest PCI Express based powerful CPUs/Graphics processors still service and support the legacy PCI and PCI-X market.

PCI Express Switches. With PCI Express being a point to point serial interconnect, it requires a switch to route the signal to its destination. Applications include fanout in servers, support for multi-channel Gigabit Ethernet, Fibre Channel, graphics and SAS cards. PLX switch products are offered in various configurations as requirements vary from one application to the next.

Software Development Kits. Our software development kits, or SDKs, are designed to simplify and accelerate the development of systems that incorporate our semiconductor devices. Support is provided for several industry-leading operating systems, including VxWorks from Wind River, Linux, and Microsoft Windows as well as generic applications and other operating systems. The SDKs include an application programming interface, or API, that enables developers to execute complex transactions with simple commands. This common interface allows customers to preserve their software investment even as their designs evolve in complexity and as new I/O architectures are deployed.

Hardware Design Kits. We offer hardware design kits that support the development of systems incorporating PLX semiconductor devices. We call our hardware design kits "rapid development kits", or RDKs. Designers use the RDKs to evaluate our semiconductor devices and to simplify and accelerate product development. Each hardware design kit includes a development circuit board that designers can use to evaluate the PLX products and also design their own system. These hardware design kits also include technical drawings, documentation and other design assistance tools.

To offer additional design support, we work with third party companies that provide development tools for our customers. Although we receive no revenue directly from these development tools, they promote sales of our semiconductor devices because these tools often make it easier to develop systems incorporating our products. Examples include software development tools from Jungo, Microsoft, Pigeon Point, and Wind River and software modeling tools from Synopsys.

Our principal product offerings and functions include the following:

Category	Product	Description
Semiconductor Devices		
32-bit/33 MHz Target I/O Accelerators	PCI 9030 PCI 9050 PCI 9052	o Enable connection of 8-, 16- and 32-bit peripherals and personal computer adapters to PCI
32-bit/33 MHz Master I/O Accelerators	PCI 9054 PCI 9060SD PCI 9060ES PCI 9060 PCI 9080	o Provide the flexibility to connect with a wide range of processors, peripherals and memory
32 and 64-bit/66 MHz I/O Accelerators	PCI 9056 PCI 9656	o Provide the flexibility to connect with a wide range of peripherals and memory
HyperTransport Bridge Chips	HT 7520	o Connects HyperTransport interface to two PCI-X buses
PCI and PCI-X Bridge Chips	PCI 6140 PCI 6150 PCI 6152 PCI 6154 PCI 6156 PCI 6254 PCI 6350 PCI 6466 PCI 6520 PCI 6540	o Increase the number of PCI peripheral devices that can be included in a microprocessor-based system
USB Bridge Chips	NET 2260 NET 2270 NET 2272 NET 2280 NET 2282 NET 2890	o Connect CPUs and DSPs to a high-speed USB device port
PCI Express Bridges and Switches	PEX 8111 PEX 8114 PEX 8311 PEX 8516 PEX 8524 PEX 8532	o Support the standard PCI Express serial interconnect protocol o Facilitate the connection of the newest PCI Express processors o Provide essential system fanout required by the point-to-point PCI Express standard o Enable conventional PCI products to be upgraded for use in the newest PCI Express system
Software Development Kits		
PCI Software	SDK	o Provide tools for accelerating design of data transport software o Include development and debugging utilities, sample firmware and drivers
Hardware Design Kits		
Rapid Development Kits	Kits supporting a range of products	o Include development circuit boards, SDK Software, documentation and schematics to assist system development

Technology

We believe that supplying high-performance connectivity solutions for I/O subsystems requires expertise in four areas:

- semiconductor design,
- software technology,
- system design, and
- industry standards.

Semiconductor Design. Our engineers have substantial expertise in semiconductor design and have developed a comprehensive library of complex functional blocks for use in semiconductor devices for I/O connectivity. As a result of this expertise, we offer both innovative architectures and high levels of functionality. We continue to integrate more functionality in our semiconductor devices to reduce cost, improve performance, reduce size and simplify the customer's design effort.

Software Technology. We devote engineering resources to the development of software technology used to assist the system developer in debugging hardware and creating data control software. The quality and availability of these tools are key differentiating factors between PLX and competing alternatives. We continue to enhance and expand our software development kits, which contain a set of programming interfaces that simplify the development of software. Our software expertise provides us with valuable insights into our customers' software development issues, which aids the definition and development of future semiconductor devices.

System Design. We employ a team of system level design engineers that develop hardware design kits. These kits are high-performance adapters and embedded systems that customers can use to assist development of their products. Each of these hardware design kits is a system or adapter similar in complexity to those built by our customers. The system design experience provides us valuable insights which we can use to improve future semiconductor device and software products.

Industry Standards. Through our participation in the key industry groups responsible for interconnect standards, we take an active role in defining new I/O standards such as USB, PCI-X, HyperTransport, Advanced Switching Interconnect and PCI Express.

Competition

Competition in the semiconductor industry is intense. If our target markets continue to grow, the number of competitors may increase significantly. In addition, new semiconductor technologies may lead to new products that can perform similar functions as our products.

Competition in the various markets we serve comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources. Thus they can better withstand adverse economic or market conditions. Our principal products compete with standard products from companies such as Alliance Semiconductor, Cypress Semiconductor, Genesys Logic, IDT, Intel, Kawasaki, NEC, Oxford Semiconductor, Pericom Semiconductor, Philips, Renesas, Seiko-Epson, Texas Instruments and Tundra Semiconductor.

In addition, two alternative devices can perform some or all of the functions of our devices. The first is the Application Specific Integrated Circuit, or ASIC. With the ASIC approach, a customer creates a custom semiconductor device for a particular application. Because the customer buys the ASIC directly from the semiconductor foundry, this approach may lead to lower unit production costs. However, this approach entails a large initial time and resource investment in developing the custom device. The second alternative device is the Field Programmable Gate Array, or FPGA. The FPGA is a semiconductor device whose logic function can be programmed by the system manufacturer. This requires less design effort and time than the ASIC approach. However, because of the additional circuitry required to enable the device to be programmed, this approach typically entails higher unit production costs which can be prohibitive compared to ASICs or standard semiconductor devices. Nevertheless, FPGA prices have decreased steadily and in many cases are competitive with prices for standard semiconductor devices. Accordingly, we also experience competition from leading ASIC suppliers, including IBM, LSI Logic, NEC, and Toshiba as well as from FPGA suppliers, including Actel, Altera, Atmel, Lattice, Quicklogic, and Xilinx. Many of these competitors are large companies that have significantly greater financial, technical, marketing and other resources than PLX.

We believe that the principal factors of competition in our business include functionality, product performance, price, product innovation, availability of development tools, customer service and reliability. We believe that we compete favorably with respect to each of these factors. We differentiate our products from those of our competitors by incorporating innovative features that allow our customers to build systems based on industry standards that are more efficient and higher in performance. Furthermore, in general, our software and hardware development tools are more comprehensive than competing solutions. However, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business.

Sales, Marketing and Technical Support

Our sales and marketing strategy is to achieve design wins at leading systems-companies in high-growth market segments. We market and sell our products in the United States through a combination of direct regional sales managers, a network of independent manufacturers' representatives, and a distributor. We maintain United States direct sales offices in California, Connecticut, Massachusetts, North Carolina, and Texas.

Outside the United States, we have engaged a team of manufacturers' representatives, stocking representatives and distributors to sell and market our products. Our international network includes representatives in Australia, Austria, Belgium, Brazil, Canada, Denmark, Finland, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Korea, Norway, People's Republic of China, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, The Netherlands and the United Kingdom. We maintain a direct sales office in the United Kingdom to service customers in Europe and the Middle East. We also maintain direct sales offices in Taiwan and China to service Southeast Asia and The People's Republic of China. Finally, we maintain a direct sales office in Japan to service customers in Japan.

As of December 31, 2005, we employed 48 individuals in sales and marketing. Sales in North America represented 32%, 32%, and 37%, of net revenues for 2005, 2004, and 2003, respectively. All sales to date have been denominated in U.S. dollars.

Net revenues through distributors accounted for approximately 57%, 53%, and 56% of our net revenues for 2005, 2004, and 2003, respectively. Revenues related to sales through distributors are expected to continue to account for a large portion of our total revenues. See "Certain Factors That May Affect Future Operating Results - A Large Portion of Our Revenues Is Derived from Sales to Third-Party Distributors Who May Terminate Their Relationships with Us at Any Time."

In 2005, sales to Metatech, a distributor, accounted for 23% of our net revenues. In 2004, the same distributor accounted for 13% of our net revenues. In 2003, sales to Metatech and A2M, also a distributor, accounted for 11% and 10%, respectively, of our net revenues. No other distributor or direct customer accounted for more than 10% of net revenues in any period presented.

Technical support to customers is provided through field and factory applications engineers, technical marketing personnel and, if necessary, product design engineers. Local field support is provided in person or by telephone. We also use our website to provide product documentation and technical support information. We believe that providing customers with comprehensive product support is critical to remaining competitive in the markets we serve. In addition, our close contact with customer design engineers provides valuable input into existing product enhancements and next generation product specifications.

Research and Development

Our future success will depend to a large extent on our ability to rapidly develop and introduce new products and enhancements to our existing products that meet emerging industry standards and satisfy changing customer requirements. We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards.

Our research and development has focused on three main areas: semiconductor devices, hardware design kits and software development kits. The majority of our engineers are involved in semiconductor device development, with the remaining engineers working on software and reference design hardware. Before development of a new product commences, our marketing managers work closely with research and development engineers and customers to develop a comprehensive requirements specification. In addition, our marketing managers and engineers review the applicable industry standards and incorporate desired changes into the new product specification. After the product is designed and commercially available, our engineers continue to work with various customers on specific design issues to understand emerging requirements that may be incorporated into future product generations or product upgrades.

Our research and development expenditures totaled $18.5 million, $17.7 million, and $15.0 million in 2005, 2004, and 2003, respectively. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design, and development activities. In addition, expenses for outside engineering consultants, non-recurring engineering at our independent foundries, and deferred stock compensation are included in research and development expenses. As of December 31, 2005, there were 66 employees engaged in research and development. We perform our research and development activities at our headquarters in Sunnyvale, California and in Salt Lake City, Utah. We periodically seek to hire additional skilled development engineers who are currently in short supply. Our business could be adversely affected if we encounter delays in hiring additional engineers. See "Certain Factors That May Affect Future Operating Results - We Could Lose Key Personnel Due to Competitive Market Conditions and Attrition."

Our future performance depends on a number of factors, including our ability to identify emerging technology trends in our target markets, define and develop competitive new products in a timely manner, enhance existing products to differentiate them from those of competitors and bring products to market at competitive prices. The technical innovations and product development required for us to remain competitive are inherently complex and require long development cycles. We typically must incur substantial research and development costs before the technical feasibility and commercial viability of a product can be ascertained. We must also continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products to keep pace with competitive products and customer demands for improved performance. Revenues from future products or product enhancements may not be sufficient to recover the development costs associated with these products or enhancements. The failure to successfully develop new products on a timely basis could have a material adverse effect on our business.

Manufacturing

We have adopted a "fabless" semiconductor manufacturing model and outsource all of our semiconductor manufacturing, assembly and testing. This approach allows us to focus our resources on the design, development and marketing of products and significantly reduces our capital requirements. We subcontract substantially all of our semiconductor manufacturing to AMD in the United States, Fujistu, NEC and Seiko-Epson Semiconductor in Japan, and Taiwan Semiconductor Manufacturing Corporation and UMC in Taiwan. None of our products are currently manufactured by more than one supplier, and all of our products are expected to be single-source manufactured for the foreseeable future. We must place orders two to four months in advance of expected delivery of finished goods. We maintain inventory levels based on current lead times from foundries plus safety stock to account for unanticipated fluctuations in demand. Our inventory comprises a large portion of our working capital. As a result, we have limited ability to react to fluctuations in demand for our products which could cause us to have an excess or a shortage of inventory of a particular product and reduced product revenues.

In the event of a loss of, or a decision by us to change a key supplier or foundry, qualifying a new supplier or foundry and commencing volume production would likely involve delay and expenses, resulting in lost revenues, reduced operating margins and possible detriment to customer relationships. Since we place our orders on a purchase order basis and do not have a long-term volume purchase agreement with any of our existing suppliers, any of these suppliers may allocate capacity to the production of other products while reducing deliveries to us on short notice. While we believe we currently have good relationships with our foundries and adequate capacity to support our current sales levels, there can be no assurance that adequate foundry capacity will be available in the future on acceptable terms, if at all. See "Certain Factors That May Affect Future Operating Results - Our Independent Manufacturers May Not Be Able To Meet Our Manufacturing Requirements."

Our semiconductor devices are currently fabricated using a range of semiconductor manufacturing processes. We must continuously develop our devices using more advanced processes to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools. We believe that the transition of our products to smaller geometries will be important for us to remain competitive. Our business could be materially adversely affected if any transition to new processes is delayed or inefficiently implemented. See "Certain Factors That May Affect Future Operating Results - Defects in Our Products Could Increase Our Costs and Delay Our Product Shipments."

Intellectual Property

Our future success and competitive position depend upon our ability to obtain and maintain the proprietary technology used in our principal products. Most of our current products include implementations of the PCI, PCI Express and USB industry standards, which are available to other companies. We currently have no patents on any of our I/O accelerator products and rely instead on trade secret protection. We hold 6 patents on switch technology that will expire at various dates beginning in 2019 through 2025. In addition, we have a patent on I/O buffer technology that will expire in September 2007 and a patent on clock and timing control technology that will expire in May 2014. In the future, we plan to seek patent protection when we believe it is necessary.

Our existing or future patents may be invalidated, circumvented, challenged or licensed to others. The rights granted may not provide competitive advantages to us. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need this protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of our technology.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. This often results in significant and often protracted and expensive litigation. There is no intellectual property litigation currently pending against us. However, we may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by other third parties. If it is necessary or desirable, we may seek licenses under these third party patents or intellectual property rights. However, we cannot be sure that licenses will be offered or that the terms of any offered licenses will be acceptable to us.

The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the technology. Litigation could result in significant expenses to us, adversely affect sales of the challenged product or technology and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In the event of an adverse result in any litigation, we could be required to pay substantial damages, cease the manufacture, use, sale or importation of infringing products, expend significant resources to develop or acquire non-infringing technology, and discontinue the use of processes requiring the infringing technology or obtain licenses to the infringing technology. In addition, we may not be successful in developing or acquiring the necessary licenses under reasonable terms. This could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business. See "Certain Factors That May Affect Future Operating Results - Our Limited Ability to Protect Our Intellectual Property and Proprietary Rights Could Adversely Affect Our Competitive Position."

Employees

As of December 31, 2005, we employed a total of 142 full-time employees, including 66 engaged in research and development, 48 engaged in sales and marketing, 4 engaged in manufacturing operations and 24 engaged in general administration activities. We also from time to time employ part-time employees and hire contractors. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our employee relations are good.

Executive Officers and Directors

Our executive officers and directors, their ages and their positions as of December 31, 2005, are as follows:

Name	Age	Position
Michael J. Salameh....................	51	Chief Executive Officer and Director
Raphael Torres..........................	37	Vice President, Finance, Chief Officer and Secretary
Lawrence Chisvin........................	51	Chief Operating Officer
Matt Ready..............................	47	Vice President, Worldwide Sales
Hector A, Berardi.......................	41	Vice President, Operations
Jack Regula.............................	57	Vice President, Chief Technology Officer
Alex Wong...............................	43	Vice President, Business Development
David K. Raun...........................	43	Vice President, Marketing
George Apostol..........................	41	Vice President, Engineering
D. James Guzy...........................	69	Chairman of the Board of Directors
John H. Hart............................	60	Director
Robert H. Smith.........................	67	Director
Thomas Riordan..........................	49	Director
Patrick Verderico.......................	61	Director

Michael J. Salameh co-founded PLX and has served as our Chief Executive Officer and as a member of the Board of Directors since PLX's inception in May 1986. From 1980 through 1986, Mr. Salameh was employed in various marketing management positions with Hewlett-Packard Company. Mr. Salameh received a B.S. in Engineering and Applied Science from Yale University and an M.B.A. from Harvard Business School.

Rafael Torres has served as our Chief Financial Officer, Vice President, Finance, and Secretary since November 2000. From May 1999 to November 2000, Mr. Torres served as our Corporate Controller. From September 1998 to May 1999, Mr. Torres was employed by OnCommand Corporation, an on demand video company, as Accounting Manager. From June 1997 to September 1998, Mr. Torres was employed by Silicon Valley Group, a semiconductor equipment company, as Manager of Financial Reporting and Analysis. From September 1994 to June 1997, Mr. Torres was employed with PriceWaterhouse LLP, a public accounting firm, as senior auditor. Mr. Torres received a B.S. in Accounting from Santa Clara University. Mr. Torres is a Certified Public Accountant.

Lawrence Chisvin has served as our Chief Operating Officer since August 2004. From May 2000 to August 2004, Mr. Chisvin served as our Vice President, Marketing. From September 1998 through May 2000, Mr. Chisvin was employed by Neomagic, a semiconductor company, as Director of Marketing. From May 1996 through September 1998, Mr. Chisvin was employed by LSI Logic, a semiconductor company, as Director of Marketing. Prior to LSI Logic, Mr. Chisvin was employed in a variety of marketing and engineering positions at S3, Philips, Western Digital, and Digital Equipment Corporation. Mr. Chisvin received a B.S. in Electrical Engineering from Northeastern University and an M.S. in Electrical Engineering from Worcester Polytechnic Institute.

Matthew Ready has served as our Vice President, Worldwide Sales since November 2005. From June 2005 to July 2005, Mr. Ready was Vice President of Brand Sales at Sigmatel, a consumer electronic company. From April 2004 to May 2005, Mr. Ready was Vice President of Worldwide Sales at Zeevo, a Bluetooth chip company, which was acquired by Broadcom in March 2005. From April 2000 to March 2004 Mr. Ready was Vice President of Sales at Genesis Microchip, an integrated circuit semiconductor company. From March 1996 to March 2000, Mr. Ready was General Manager at Brooks Technical Group, a global manufacturing representative company. From February 1991 to February 1996, Mr. Ready worked at OPTi, a PC-AT and audio IC chip company, where his last position was Vice President of Sales. From 1989 to 1991, Mr. Ready co-founded and was General Manager of Infinity Sales, a Hi-Tech rep company. From 1984 to 1989, Mr. Ready held various sales and sales management positions at VLSI Technology. Mr. Ready received a B.S in Business Administration from San Jose State University.

Hector A. Berardi has served as our Vice President, Operations since August 2002. From April 1999 to July 2002, Mr. Berardi served as the Vice President of Operations at Ubicom Inc., a developer of wireless network processors and software platforms. From June 1998 to April 1999, Mr. Berardi was a design and program manager for the advanced RISC core development group at ST Microelectronics, a semiconductor company. From July 1987 to May 1998, Mr. Berardi worked at National Semiconductor Corporation, a semiconductor company, where his last position was senior product engineering manager for microcontroller technologies. Mr. Berardi received an M.B.A. and a B.S. in Electrical Engineering from Santa Clara University.

Jack Regula has served as our Vice President, Chief Technology Officer since October 2001. From May 2000 to October 2001, Mr. Regula served as our Chief Scientist. Mr. Regula founded Sebring Systems, a semiconductor company, in 1996 and was Sebring's Chairman and Chief Technology Officer from 1996 until its acquisition by PLX in May 2000. Prior to Sebring Systems, Mr. Regula was employed in a variety of engineering management positions at Sunscoop Corporation, Force Computers, and Ironics, Inc. Mr. Regula received a B.S. in Electrical Engineering and an M.S. in Electrical Engineering, both from Rensselaer Polytechnic Institute.

David K. Raun has served as our Vice President, Marketing since November 2004. From January 2002 to November 2004, Mr. Raun was Vice President of Marketing at Pericom Semiconductor. From April 2001 to September 2001, Mr. Raun was Executive Vice President & General Manager at Actovate, a technology-based marketing company. From September 1989 to November 2000, Mr. Raun worked at Waferscale Integration, Inc., where his last position was Vice President of PSD & Memory Products. From 1985 to 1989, Mr. Raun held various sales, sales management, and marketing positions at AMD. Mr. Raun received a B.S. in Electrical and Computer Engineering from the University of California, Santa Barbara.

Alex Wong has served as our Vice President, Business Development since October 2003. From May 2003 to October 2003, Mr. Wong served as our Vice President. From September 1991 to May 2003, Mr. Wong served as President at HiNT Corporation, a fabless semiconductor company providing PCI-to-PCI bridge products, until its acquisition by PLX in May 2003. Prior to HiNT Corporation, Mr. Wong was the lead chipset developer for Silicon Integrated Systems, a semiconductor company. Mr. Wong received a B.S. in Computer Engineering from the University of Manitoba in Canada.

George Apostol has served as our Vice President, Engineering since May 2005. From April 2004 to April 2005, he was Vice President of Engineering at Audience, Inc., a fabless semiconductor company. From February 2000 to March 2004, Mr. Apostol was Vice President of Engineering at BRECIS Communications, a multi-service processor developer company. From 1996 to 2000, Mr. Apostol held various senior engineering and management positions at TiVo, RedCreek Communications, and Cabletron. Prior to that, Mr. Apostol was employed in a variety of engineering and management positions at Xerox, Sun Microsystems, Silicon Graphics, and LSI Logic. Mr. Apostol received a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

D. James Guzy has served as our Chairman of the Board since 1986. Mr. Guzy is also a director of Cirrus Logic, Inc., Intel Corporation, Davis Selected Group of Mutual Funds and AllianceBernstein LLP Core Mutual Funds, and a member of the board of directors of several private technology companies. Mr. Guzy received a B.S. from the University of Minnesota and an M.S. from Stanford University.

Thomas J. Riordan has been a director of PLX since November 2004. Mr. Riordan is an Entrepreneur-In-Residence at Bessemer Venture Partners, one of the nation's original venture capital firms. From August 2000 to January 2005, Mr. Riordan served as vice president of architecture at PMC-Sierra, a provider of communications and storage semiconductors and MIPS based processors. Mr. Riordan co-founded Quantum Effect Devices, a supplier of MIPS-architecture microprocessors, and was chief executive officer and president from August 1991 until its acquisition by PMC-Sierra in August 2000. Mr. Riordan holds B.S. and M.S. degrees in Electrical Engineering as well as a B.A. degree in Government from the University of Central Florida and has done post-graduate work in electrical engineering at Stanford University.

Patrick Verderico has been a director of PLX since November 2004. Mr. Verderico is also a director of OSE USA, Inc., a semiconductor-packaging foundry, and Micro Component Technology, Inc., a semiconductor test equipment manufacturer. From January 2001 to January 2003, he was Chief Financial Officer of Ubicom, an Internet processor and software company. From April 1997 to November 2000, he worked at OSE USA, Inc. where his last position was President and Chief Executive Officer. Prior to 1997, Mr. Verderico held executive positions with Maxtor as Chief Operating Officer, Creative Technology as Chief Financial Officer, Cypress Semiconductor as Chief Financial Officer, Philips Semiconductors as Vice President of Assembly Operations, and National Semiconductor as

Corporate Controller. Mr. Verderico is a Certified Public Accountant and a former partner of PricewaterhouseCoopers. Mr. Verderico received a B.A. from the University of Akron and an M.B.A. from Pennsylvania State University.

John H. Hart has been a director of PLX since April 1999. Mr. Hart is currently a 3Com fellow and serves on the board of directors of Coherent Inc. and several private companies. In September 2000, he retired as Senior Vice President and Chief Technical Officer of 3Com Corporation, a position he held since August 1996. From the time Mr. Hart joined 3Com in September 1990 until July 1996, he was Vice President and Chief Technical Officer. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where his most recent position was Vice President of Network Products. Mr. Hart is also a director of ClearSpeed Technology, PLC. Mr. Hart received a B.S. in Mathematics from the University of Georgia.

Robert H. Smith has been a director of PLX since November 2002. Mr. Smith is also a director of ON Semiconductor, a power and data management semiconductor company. From May 1995 to August 2002, Mr. Smith worked at Novellus Systems Inc., a semiconductor equipment manufacturer, where his last position was Executive Vice President of Administration in the Office of the CEO and board member. From June 1994 to September 1994, Mr. Smith held the position of chairman of the board of directors for Micro Component Technology, Inc., a semiconductor test-equipment manufacturer. From 1986 through 1990, Mr. Smith served as the president of Maxwell Graphics, Inc., a printing company. From 1982 through 1986, Mr. Smith held chief financial officer positions with Maxwell Communications of North America Corp. and R. R. Donnelley and Sons, printing companies. He previously held executive positions with Honeywell, Inc., Memorex Corp. and Control Data Corp. Mr. Smith is currently a member of the board of directors for Cirrus Logic, Inc and Virage Logic Corporation, both semiconductor companies, and Epicor Software Corporation, a software company.

Backlog

PLX's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. This results from expected changes in product delivery schedules and cancellation of product orders. In addition, PLX's sales will often reflect orders shipped in the same quarter that they are received.

ITEM 1A: RISK FACTORS

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

If a company's operating results are below the expectation of public market analysts or investors, then the market price of its common stock could decline. Many factors that can affect a company's quarterly and annual results are difficult to control or predict. Factors which can affect the operating results of a semiconductor company such as PLX are described below.

Risks and uncertainties that could cause actual results to differ materially from those described herein include the following:

Our Operating Results May Fluctuate Significantly Due To Factors Which Are Not Within Our Control

Our quarterly operating results have fluctuated significantly in the past and are expected to fluctuate significantly in the future based on a number of factors, many of which are not under our control. Our operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term. If our revenues are lower than we expect because we sell fewer semiconductor devices, delay the release of new products or the announcement of new features, or for other reasons, we may not be able to quickly reduce our spending in response.

Other circumstances that can affect our operating results include:

- the timing of significant orders, order cancellations and reschedulings,
- the loss of a significant customer(s),
- the availability of production capacity at the fabrication facilities that manufacture our products,
- our significant customers could lose market share that may affect our business,
- integration of our product functionality into our customers' products,
- our ability to develop, introduce and market new products and technologies on a timely basis,
- introduction of products and technologies by our competitors,
- unexpected issues that may arise with devices in production,
- shifts in our product mix toward lower margin products,
- changes in our pricing policies or those of our competitors or suppliers, including decreases in unit average selling prices of our products,
- the availability and cost of materials to our suppliers,
- general economic conditions, and
- political climate.

These factors are difficult to forecast, and these or other factors could adversely affect our business. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the market price of our common stock in a manner unrelated to our long-term operating performance.

Our Potential Future Acquisitions May Not Be Successful Because Of Our Limited Experience With Acquisitions In The Past

As part of our business strategy, we expect to review acquisition prospects that would complement our existing product offerings, improve market coverage or enhance our technological capabilities. Future acquisitions could result in any or all of the following:

- potentially dilutive issuances of equity securities,
- large acquisition-related write-offs,
- the incurrence of debt and contingent liabilities or amortization expenses related to other intangible assets,
- difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies,
- diversion of management's attention from other business concerns,
- risks of entering geographic and business markets in which we have no or limited prior experience, and
- potential loss of key employees of acquired organizations.

We have had limited experience with acquisitions in the past and may not be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could have a material adverse effect on our business.

A Downturn In The Global Economy May Adversely Affect Our Revenues, Results Of Operations And Financial Condition

Demand for semiconductor components is increasingly dependent upon the rate of growth in the global economy. If the rate of global economic growth slows, or contracts, customer demand for products could be adversely affected, which in turn could adversely affect revenues, results of operations and financial condition. Many factors could adversely affect regional or global economic growth. Some of the factors that could slow global economic growth include: rising interest rates in the United States, a slowdown in the rate of growth of the Chinese economy, a significant act of terrorism which disrupts global trade or consumer confidence, geopolitical tensions including war and civil unrest. Reduced levels of economic activity, or disruptions of international transportation, could adversely affect sales on either a global basis or in specific geographic regions.

Because A Substantial Portion Of Our Net Sales Is Generated By A Small Number Of Large Customers, If Any Of These Customers Delays Or Reduces Its Orders, Our Net Revenues And Earnings Will Be Harmed

Historically, a relatively small number of customers have accounted for a significant portion of our net revenues in any particular period. In 2005, sales to Metatech accounted for 23% of net revenues. In 2004, sales to Metatech accounted for 13% of our net revenues. In 2003, sales to Metatech and A2M, both distributors, accounted for 11% and 10%, respectively, of our net revenues. No other distributor or direct customer accounted for more than 10% of net revenues in any period presented.

We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers supply products to end-market purchasers and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. Due to these factors, the following have in the past and may in the future reduce our net sales or earnings:

- the reduction, delay or cancellation of orders from one or more of our significant customers;
- the selection of competing products or in-house design by one or more of our current customers;
- the loss of one or more of our current customers; or
- a failure of one or more of our current customers to pay our invoices.

A Large Portion Of Our Revenues Is Derived From Sales To Third-Party Distributors Who May Terminate Their Relationships With Us At Any Time

We depend on distributors to sell a significant portion of our products. Net revenues through distributors accounted for approximately 57%, 53%, and 56% of our net revenues in 2005, 2004, and 2003, respectively. Some of our distributors also market and sell competing products. Distributors may terminate their relationships with us at any time. Our future performance will depend in part on our ability to attract additional distributors that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. We may lose one or more of our current distributors or may not be able to recruit additional or replacement distributors. The loss of one or more of our major distributors could have a material adverse effect on our business, as we may not be successful in servicing our customers directly or through manufacturers' representatives.

Our Lengthy Sales Cycle Can Result In Uncertainty And Delays With Regard To Our Expected Revenues

Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for test, evaluation and design of our products into a customer's equipment can range from six to twelve months or more. It can take an additional six to twelve months or more before a customer commences volume shipments of equipment that incorporates our products. Because of this lengthy sales cycle, we may experience a delay between the time when we increase expenses for research and development and sales and marketing efforts and the time when we generate higher revenues, if any, from these expenditures.

In addition, the delays inherent in our lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans. When we achieve a design win, there can be no assurance that the customer will ultimately ship products incorporating our products. Our business could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle or chooses not to release products incorporating our products.

Failure Of Our Products To Gain Market Acceptance Would Adversely Affect Our Financial Condition

We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology. Market acceptance of products depends upon numerous factors, including compatibility with other products, adoption of relevant interconnect standards, perceived advantages over competing products and the level of customer service available to support such products. There can be no assurance that growth in sales of new products will continue or that we will be successful in obtaining broad market acceptance of our products and technology.

We expect to spend a significant amount of time and resources to develop new products and refine existing products. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenues from the sale of any new products. Our ability to commercially introduce and successfully market any new products is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these products to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our products, our anticipated product orders may not materialize, or orders that do materialize may be cancelled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our products in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, results of operation and cash flows.

We Must Make Significant Research And Development Expenditures Prior To Generating Revenues From Products

To establish market acceptance of a new semiconductor device, we must dedicate significant resources to research and development, production and sales and marketing. We incur substantial costs in developing, manufacturing and selling a new product, which often significantly precede meaningful revenues from the sale of this product. Consequently, new products can require significant time and investment to achieve profitability. Investors should note that our efforts to introduce new semiconductor devices or other products or services may not be successful or profitable. In addition, products or technologies developed by others may render our products or technologies obsolete or noncompetitive.

We record as expenses the costs related to the development of new semiconductor devices and other products as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of our new product launches in any period and the level of acceptance gained by these products.

Our Independent Manufacturers May Not Be Able To Meet Our Manufacturing Requirements

We do not manufacture any of our semiconductor devices. Therefore, we are referred to in the semiconductor industry as a "fabless" producer of semiconductors. Consequently, we depend upon third party manufacturers to produce semiconductors that meet our specifications. We currently have third party manufacturers located in Japan, Taiwan and Malaysia, that can produce semiconductors which meet our needs. However, as the semiconductor industry continues to progress towards smaller manufacturing and design geometries, the complexities of producing semiconductors will increase. Decreasing geometries may introduce new problems and delays that may affect product development and deliveries. Due to the nature of the semiconductor industry and our status as a "fabless" semiconductor company, we could encounter fabrication-related problems that may affect the availability of our semiconductor devices, delay our shipments or may increase our costs.

None of our semiconductor devices are currently manufactured by more than one supplier. We place our orders on a purchase order basis and do not have a long term purchase agreement with any of our existing suppliers. In the event that the supplier of a semiconductor device was unable or unwilling to continue to manufacture this product in the required volume, we would have to identify and qualify a substitute supplier. Introducing new products or transferring existing products to a new third party manufacturer or process may result in unforeseen device specification and operating problems. These problems may affect product shipments and may be costly to correct. Silicon fabrication capacity may also change, or the costs per silicon wafer may increase. Manufacturing-related problems may have a material adverse effect on our business.

Intense Competition In The Markets In Which We Operate May Reduce The Demand For Or Prices Of Our Products

Competition in the semiconductor industry is intense. If our main target market, the microprocessor-based systems market, continues to grow, the number of competitors may increase significantly. In addition, new semiconductor technology may lead to new products that can perform similar functions as our products. Some of our competitors and other semiconductor companies may develop and introduce products that integrate into a single semiconductor device the functions performed by our semiconductor devices. This would eliminate the need for our products in some applications.

In addition, competition in our markets comes from companies of various sizes, many of which are significantly larger and have greater financial and other resources than we do and thus can better withstand adverse economic or market conditions. Also, we compete with established microprocessor-based companies and others. Many of these indirect competitors and microprocessor-based companies have significantly greater financial, technical, marketing and other resources than PLX. Therefore, we cannot assure you that we will be able to compete successfully in the future against existing or new competitors, and increased competition may adversely affect our business. See "Business -- Competition," and " -- Products" in Part I of Item I of this Form 10-K.

Failure To Have Our Products Designed Into The Products Of Electronic Equipment Manufacturers Will Result In Reduced Sales

Our future success depends on electronic equipment manufacturers that design our semiconductor devices into their systems. We must anticipate market trends and the price, performance and functionality requirements of current and potential future electronic equipment manufacturers and must successfully develop and manufacture products that meet these requirements. In addition, we must meet the timing requirements of these electronic equipment manufacturers and must make products available to them in sufficient quantities. These electronic equipment manufacturers could develop products that provide the same or similar functionality as one or more of our products and render these products obsolete in their applications.

We do not have purchase agreements with our customers that contain minimum purchase requirements. Instead, electronic equipment manufacturers purchase our products pursuant to short-term purchase orders that may be canceled without charge. We believe that in order to obtain broad penetration in the markets for our products, we must maintain and cultivate relationships, directly or through our distributors, with electronic equipment manufacturers that are leaders in the microprocessor-based systems markets. Accordingly, we will incur significant expenditures in order to build relationships with electronic equipment manufacturers prior to volume sales of new products. If we fail to develop relationships with additional electronic equipment manufacturers to have our products designed into new microprocessor-based systems or to develop sufficient new products to replace products that have become obsolete, our business would be materially adversely affected.

Lower Demand For Our Customers' Products Will Result In Lower Demand For Our Products

Demand for our products depends in large part on the development and expansion of the high-performance microprocessor-based systems markets including networking and telecommunications, enterprise storage, imaging and industrial applications. The size and rate of growth of these microprocessor-based systems markets may in the future fluctuate significantly based on numerous factors. These factors include the adoption of alternative technologies, capital spending levels and general economic conditions. Demand for products that incorporate high-performance embedded systems may not grow.

Defects In Our Products Could Increase Our Costs And Delay Our Product Shipments

Our products are complex. While we test our products, these products may still have errors, defects or bugs that we find only after commercial production has begun. We have experienced errors, defects and bugs in the past in connection with new products.

Our customers may not purchase our products if the products have reliability, quality or compatibility problems. This delay in acceptance could make it more difficult to retain our existing customers and to attract new customers. Moreover, product errors, defects or bugs could result in additional development costs, diversion of technical and other resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. In the past, the additional time required to correct defects has caused delays in product shipments and resulted in lower revenues. We may have to spend significant amounts of capital and resources to address and fix problems in new products.

We must continuously develop our products using new process technology with smaller geometries to remain competitive on a cost and performance basis. Migrating to new technologies is a challenging task requiring new design skills, methods and tools and is difficult to achieve.

We Could Lose Key Personnel Due To Competitive Market Conditions And Attrition

Our success depends to a significant extent upon our senior management and key technical and sales personnel. The loss of one or more of these employees could have a material adverse effect on our business. We do not have employment contracts with any of our executive officers.

Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel. Competition for such personnel in the semiconductor industry is intense, and we may not be able to retain our key personnel or to attract, assimilate or retain other highly qualified personnel in the future. In addition, we may lose key personnel due to attrition, including health, family and other reasons. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be materially adversely affected.

The Demand For Our Products Depends Upon Our Ability To Support Evolving Industry Standards

A majority of our revenues are derived from sales of products, which rely on the PCI, PCI-X, USB, and PCI Express standards. If markets move away from these standards and begin using new standards, we may not be able to successfully design and manufacture new products that use these new standards. There is also the risk that new products we develop in response to new standards may not be accepted in the market. In addition, these standards are continuously evolving, and we may not be able to modify our products to address new specifications. Any of these events would have a material adverse effect on our business.

The Successful Marketing And Sales Of Our Products Depend Upon Our Third Party Relationships, Which Are Not Supported By Written Agreements

When marketing and selling our semiconductor devices, we believe we enjoy a competitive advantage based on the availability of development tools offered by third parties. These development tools are used principally for the design of other parts of the microprocessor-based system but also work with our products. We will lose this advantage if these third party tool vendors cease to provide these tools for existing products or do not offer them for our future products. This event could have a material adverse effect on our business. We have no written agreements with these third parties, and these parties could choose to stop providing these tools at any time.

Our Limited Ability To Protect Our Intellectual Property And Proprietary Rights Could Adversely Affect Our Competitive Position

Our future success and competitive position depend upon our ability to obtain and maintain proprietary technology used in our principal products. Currently, we have limited protection of our intellectual property in the form of patents and rely instead on trade secret protection. Our existing or future patents may be invalidated, circumvented, challenged or licensed to others. The rights granted thereunder may not provide competitive advantages to us. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

We may from time to time receive notifications of claims that we may be infringing patents or other intellectual property rights owned by third parties. While there is currently no intellectual property litigation pending against us, litigation could result in significant expenses to us and adversely affect sales of the challenged product or technology. This litigation could also divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. In addition, we may not be able to develop or acquire non-infringing technology or procure licenses to the infringing technology under reasonable terms. This could require expenditures by us of substantial time and other resources. Any of these developments would have a material adverse effect on our business.

The Cyclical Nature Of The Semiconductor Industry May Lead To Significant Variances In The Demand For Our Products

In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions. This cyclicality has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of industry-wide conditions.

Because We Sell Our Products To Customers Outside Of North America And Because Our Products Are Incorporated With Products Of Others That Are Sold Outside Of North America We Face Foreign Business, Political And Economic Risks

Sales outside of North America accounted for 68%, 68%, and 63% of our net revenues in 2005, 2004 and 2003, respectively. Sales outside of North America may fluctuate in future periods and are expected to account for a large portion of our revenues. In addition, equipment manufacturers who incorporate our products into their products sell their products outside of North America, thereby exposing us indirectly to foreign risks. Further, most of our semiconductor products are manufactured outside of North America. Accordingly, we are subject to international risks, including:

- difficulties in managing distributors,
- difficulties in staffing and managing foreign subsidiary and branch operations,

- political and economic instability,
- foreign currency exchange fluctuations,
- difficulties in accounts receivable collections,
- potentially adverse tax consequences,
- timing and availability of export licenses,
- changes in regulatory requirements, tariffs and other barriers,
- difficulties in obtaining governmental approvals for telecommunications and other products, and
- the burden of complying with complex foreign laws and treaties.

Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, which could lead to a reduction in sales and profitability in that country.

Our Principal Stockholders Have Significant Voting Power And May Take Actions That May Not Be In The Best Interests Of Our Other Stockholders

Our executive officers, directors and other principal stockholders, in the aggregate, beneficially own a substantial amount of our outstanding common stock. Although these stockholders do not have majority control, they currently have, and likely will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of PLX.

The Anti-Takeover Provisions In Our Certificate of Incorporation Could Adversely Affect The Rights Of The Holders Of Our Common Stock

Anti-takeover provisions of Delaware law and our Certificate of Incorporation may make a change in control of PLX more difficult, even if a change in control would be beneficial to the stockholders. These provisions may allow the Board of Directors to prevent changes in the management and control of PLX.

As part of our anti-takeover devices, our Board of Directors has the ability to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. Our Certificate of Incorporation allows the issuance of up to 5,000,000 shares of preferred stock. There are no shares of preferred stock outstanding. However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected. Consistent with Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

We own one facility in Sunnyvale, California, which has approximately 55,000 square feet. This facility comprises our headquarters and includes our research and development, sales and marketing and administration departments. In addition, we have leases for an engineering design center in Utah and a sales office in Florida. Internationally, we lease sales offices in Japan, Taiwan and China. These leases comprise approximately 7,000 square feet and have terms expiring on or prior to January 2007. We believe that our current facilities will be adequate through 2006.

ITEM 3: LEGAL PROCEEDINGS

None.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

No matters were submitted to a vote of security holders during the three months ended December 31, 2005.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Stock Market and has been quoted on The Nasdaq National Market under the symbol "PLXT" since its initial public offering on April 5, 1999. The following table sets forth, for the periods indicated, the range of quarterly high and low closing price for our common stock as reported on The Nasdaq National Market:

2005	High Bid	Low Bid
First Quarter	$ 12.37	$ 7.65
Second Quarter	10.46	7.21
Third Quarter	10.90	7.83
Fourth Quarter	10.06	6.90

2004	High Bid	Low Bid
First Quarter	$ 11.20	$ 8.70
Second Quarter	17.26	10.55
Third Quarter	15.77	5.71
Fourth Quarter	11.22	7.96

As of March 1, 2006, there were approximately 194 holders of record of our common stock. As of March 1, 2006, the last reported sales price of our common stock was $12.82.

We have never paid cash dividends on our common stock. We currently intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable law and will depend upon our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

Securities Authorized For Issuance Under Equity Compensation Plans

This information is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders under the heading "Equity Compensation Plan Information."

ITEM 6: SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2005	2004 (1)(3)	2003 (2)(4)	2002	2001
	in thousands, except per share data				
Consolidated Statement of Operations Data:					
Net Revenues	$ 54,615	$ 54,449	$ 38,038	$ 34,810	$ 44,128
Gross Margin	35,002	35,710	27,171	23,958	28,521
Operating Loss	(2,306)	(831)	(2,797)	(3,264)	(9,147)
Net Loss	(1,748)	(642)	(2,259)	(2,320)	(6,537)
Basic and Diluted Loss Per Share	$ (0.06)	$ (0.03)	$ (0.10)	$ (0.10)	$ (0.28)
Shares Used to Compute Basic and Diluted Loss Per Share	27,198	25,422	22,755	22,785	23,258

	Years Ended December 31,				
	2005	2004 (3)	2003 (4)	2002	2001
	in thousands, except per share data				
Consolidated Balance Sheet Data:					
Cash and Cash Equivalents	$ 21,028	$ 9,556	$ 10,955	$ 5,482	$ 9,631
Working Capital	36,995	23,108	23,846	23,601	21,859
Total Assets	117,911	110,473	81,803	71,975	75,229
Long-Term Debt	-	-	-	-	-
Total Stockholders' Equity	$ 107,489	$ 102,159	$ 76,021	$ 67,964	$ 70,553

(1) Results of operations for 2004 include a $1.1 million charge for in-process research and development as it relates to the acquisition of NetChip Technology, Inc.
(2) Results of operations for 2003 include a $0.9 million charge for in-process research and development as it relates to the acquisition of HiNT Corporation.
(3) The Company acquired NetChip Technology, Inc in May 2004.
(4) The Company acquired HiNT Corporation in May 2003.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this Report on Form 10-K that are not purely historical are forward-looking statements, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Forward-looking statements include, without limitation, the statements regarding (a) the growing demand for standards-based components such as our semiconductor devices that connect systems together, (b) our objective to expand our advantages in data transfer technology, under the heading "Item 1, Business - Overview"; our expectation that we will support new I/O standards where appropriate, under the heading "Item 1, Business - The PLX Solution"; the statements regarding (a) our objective to continue to expand our market position as a developer and supplier of I/O connectivity solutions for high performance systems, (b) our plan to target those applications where we believe we can attain a leadership position, (c) that we seek to integrate additional I/O-related functions into our semiconductor devices, (d) our belief that our understanding of I/O technology trends and market requirements allows us to bring to market more quickly new products that support the latest I/O technology, under the heading "Item 1, Business - Strategy"; that we continue to integrate more functionality in our semiconductor devices and continue to enhance and expand our software development kits under the heading "Item 1, Business - Technology"; the statements regarding (a) our belief with respect to the principal factors of competition in the business, (b) our belief that we compete favorably with respect to each of those factors, under the heading "Item 1, Business - Competition"; the statements regarding (a) our expectation that revenues related to sales through distributors will continue to account for a significant portion of total revenues, (b) our belief that providing customers with comprehensive product support is critical to remaining competitive in the markets we serve, (c) our belief that our close contact with customer design engineers provides valuable input into existing product enhancements and next generation product specifications, under the heading "Item 1, Business - Sales, Marketing and Technical Support"; (a) our expectation that we will continue to make substantial investments in research and development and to participate in the development of industry standards, (b) our expectation that we will periodically seek to hire additional development engineers, under the heading "Item 1, Business - Research and Development"; our belief that the transition of our products to smaller geometries will be important for us to remain competitive under the heading "Item 1, Business - Manufacturing"; our plan to seek patent protection when necessary, under the heading "Item 1, Business - Intellectual Property"; our belief that our current facility will be adequate through 2006 under the heading "Item 2, Properties"; the statement regarding our intention to retain earnings for use in our business and not to pay any cash dividend in the foreseeable future under the heading "Item 5, Market for Registrant's Common Equity and Related Stockholder Matters"; our belief that our long-term success will depend on our ability to introduce new products under the heading "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview"; our belief that our existing resources, together with cash expected to be generated from our operations, will be sufficient to meet our capital requirements for at least the next twelve months under the heading "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

All forward-looking statements included in this document are subject to additional risks and uncertainties further discussed under "Item 1A: Risk Factors - Factors That May Affect Future Operating Results" and are based on information available to us on the date hereof. We assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those included in such forward-looking statements. The factors that could cause our actual results to differ from those included in such forward-looking statements are set forth under the heading "Item 1A: Risk Factors - Factors That May Affect Future Operating Results," as well as those disclosed from time to time in our reports on Forms 10-Q and 8-K and our Annual Reports to Stockholders.

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes thereto included elsewhere in this report.

Overview

PLX was founded in 1986, and between 1994 and 2002 we focused on development of I/O interface semiconductors and related software and development tools that are used in systems incorporating the PCI standard. In 1994 and 1995, a significant portion of our revenues were derived from the sale of semiconductor devices that perform similar functions as our current products, except they were based on a variety of industry standards. Our revenues since 1996 have been derived predominantly from the sale of semiconductor devices based on the PCI standard to a large number of customers in a variety of applications including networking and telecommunications, enterprise storage, imaging, industrial and other embedded applications as well as in related adapter cards. In 2002, we shifted the majority of our development efforts to PCI Express. In September 2004, we began shipping products based on the PCI Express standard for next-generation systems. We generate less than 2% of our net revenues from sales of our software and hardware design kits.

In May 2003, we acquired HiNT Corporation which markets and sells PCI Bridges and PCI-X products into a variety of applications including networking and telecommunications, personal computer peripheral, imaging, industrial and other embedded applications. Beginning with the quarter ended June 30, 2003, our operating results include results of HiNT Corporation and its products.

In May 2004, we acquired NetChip Technology, Inc. which markets and sells USB Device Controllers used in a range of business and consumer applications, including printers, wireless LAN adapters, personal video recorders, and digital camcorders. Beginning with the quarter ended June 30, 2004, our operating results include results of NetChip Technology, Inc. and its products.

We utilize a "fabless" semiconductor business model whereby we purchase wafers and packaged and tested semiconductor devices from independent manufacturing foundries. This approach allows us to focus on defining, developing, and marketing our products and eliminates the need for us to invest large amounts of capital in manufacturing facilities and work-in-process inventory.

We rely on a combination of direct sales personnel and distributors and manufacturers' representatives throughout the world to sell a significant portion of our products. We pay manufacturers' representatives a commission on sales while we sell products to distributors at a discount from the selling price. We generally recognize revenue at the time of title passage. Recognition of sales to distributors, including international distributors, is deferred until the product is resold by the distributors to their customers. See "Certain Factors That May Affect Future Operating Results -- A Large Portion of Our Revenues Is Derived From Sales to Third-Party Distributors Who May Terminate Their Relationships with Us at Any Time."

Our gross margins have fluctuated in the past and are expected to fluctuate in the future due to changes in product and customer mix, write-downs and recoveries of excess or obsolete inventory, the position of our products in their respective life cycles, and specific product manufacturing costs.

The time period between initial customer evaluation and design completion can range from six to twelve months or more. Furthermore, there is typically an additional six to twelve month or greater period after design completion before a customer requests volume production of our products. Due to the variability and length of these design cycles and variable demand from customers, we may experience significant fluctuations in new orders from month to month. In addition, we typically make inventory purchases prior to receiving customer orders. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our results for that quarter and potentially future quarters would be materially and adversely affected.

Our long-term success will depend on our ability to introduce new products. While new products typically generate little or no revenues during the first twelve months following their introduction, our revenues in subsequent periods depend upon these new products. Due to the lengthy sales cycle and additional time before our customers request volume production, significant revenues from our new products typically occur twelve to twenty-four months after product introduction. As a result, revenues from newly introduced products have, in the past, produced a small percentage of our total revenues in the year the product was introduced. See "Certain Factors That May Affect Future Operating Results -- Our Lengthy Sales Cycle Can Result in Uncertainty and Delays with Regard to Our Expected Revenues."

Results of Operations

The following table summarizes historical results of operations as a percentage of net revenues for the periods shown.

	Years Ended December 31,		
	2005	2004	2003
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	35.9%	34.4%	28.6%
Gross margin	64.1%	65.6%	71.4%
Operating expenses:			
Research and development	33.8%	32.5%	39.6%
Selling, general and administrative	30.4%	29.4%	34.5%
In-process research and development	0.0%	2.1%	2.3%
Amortization and write-down of purchased intangible assets	4.1%	3.2%	2.4%
Total operating expenses	68.3%	67.2%	78.8%
Operating loss	(4.2)%	(1.6)%	(7.4)%
Interest income and other, net	1.5%	0.8%	1.5%
Loss before provision for income taxes	(2.7)%	(0.8)%	(5.9)%
Provision for income taxes	0.5%	0.5%	0.1%
Net loss	(3.2)%	(1.3)%	(5.9)%

Comparison of Years Ended December 31, 2005, 2004, and 2003

Net Revenues. Net revenues consist of product revenues generated principally by sales of our semiconductor devices. Net revenues for the year ended December 31, 2005 were $54.6 million, an increase of $0.2 million or 0.3% from $54.4 million for the year ended December 31, 2004. The increase was primarily due to sales of our next generation PCI Express products as a result of the general market adoption of the PCI Express standard, partially offset by lower sales of our PCI I/O devices and USB products. For the twelve months ended December 31, 2005, sales of our PCI I/O devices, USB products and PCI Express products accounted for 78.8%, 14.4% and 6.8%, respectively, of our total net revenues. For the twelve months ended December 31, 2004, sales of our PCI I/O devices, USB products and PCI Express products accounted for 82.3%, 17.5% and 0.2%, respectively, of our total net revenues. We continue to generate significant revenues from Asia. For the twelve months ended December 31, 2005 and 2004, approximately $28.7 million and $27.2 million, respectively, of net revenues were generated from Asia.

For the years ended December 31, 2005 and 2004, approximately 23% and 13%, respectively, of net revenues was derived from sales to one distributor, Metatech. The increase is primarily due to higher PCI Express product sales and increased sales in Asia. No other distributor or direct customer represented greater than 10% of net revenues in 2005 and 2004. We generate less than 2% of our net revenues from software and hardware design kits.

Net revenues for the year ended December 31, 2004 increased by $16.4 million or 43% to $54.4 million from $38.0 million for the year ended December 31, 2003. The increase was primarily due to sales of our USB products acquired as part of the NetChip Technology, Inc. acquisition which was completed in May 2004, as well as higher unit shipments of our PCI I/O devices. For the year ended December 31, 2004, approximately 13% of net revenue was derived from sales to one distributor, Metatech. No other distributor or direct customer represented greater than 10% of net revenues.

Customer demand for semiconductors can change quickly and unexpectedly. Our revenue levels have been highly dependent on the amount of new orders that are received for product to be delivered to the customer within the same quarter, also called "turns fill" orders. Throughout 2005, turns fill orders in any given quarter ranged from 50% to 70% of our total revenues. Because of the long cycle time to build our products, our lack of visibility into demand when turns fill is high makes it difficult to predict what product to build to match future demand. The high turns fill requirement together with the uncertainty of product mix and pricing, make it difficult to predict future levels of sales and profitability and may require us to carry higher levels of inventory.

Gross Margin. Gross margin represents net revenues less the cost of revenues. Cost of revenues primarily includes the cost of (1) purchasing semiconductor devices from our independent foundries, (2) packaging, assembly and test services from our independent foundries and assembly and test contractors and (3) our operating costs associated with the procurement, storage and shipment of products.

Gross margin for the year ended December 31, 2005 decreased by 0.2%, or $0.7 million, to $35.0 million from $35.7 million for 2004. As a percentage of sales, gross margin decreased to 64.1% for 2005 from 65.6% for 2004. The decrease in absolute dollars and as a percentage of sales was primarily due to a change in our product and customer mix as well as the effect of selling previously written-down inventory of $0.6 million in 2004.

Gross margin for the year ended December 31, 2004 increased by 31.4%, or $8.5 million, to $35.7 million for 2004 from $27.2 million for 2003. The increase in absolute dollars was primarily due to the shipments of USB products acquired as part of the NetChip Technology, Inc. acquisition beginning in May 2004 as well as higher unit shipments of PCI products. The decrease in gross margin as a percentage of sales to 65.6% for 2004 from 71.4% for 2003 was primarily due to shipments of lower margin products acquired as part of the NetChip Technology, Inc. acquisition. Included in gross margin for 2004 and 2003 is the effect of selling previously written-down inventory of $0.6 million and $0.7 million, respectively. The decrease in our gross margin percentage was primarily due to an expected change in our product and customer mix associated with the acquisition of NetChip Technology, Inc.

Future gross margin is highly dependent on the product and customer mix of net revenues. Accordingly, we are not able to predict future gross profit levels or gross margins with certainty.

Research and Development Expenses. Research and development (R&D) expenses consist primarily of salaries and related costs of employees engaged in research, design, and development activities. In addition, expenses for outside engineering consultants, non-recurring engineering at our independent foundries, and deferred stock compensation are included in R&D expenses.

R&D as a percent of net revenues increased to 33.8% for the year ended December 31, 2005 as compared to 32.5% for the same period in 2004. In absolute dollars, R&D expenses increased by $0.8 million, or 4.4%, to $18.5 million for the year ended December 31, 2005, from $17.7 million for the same period in 2004. Included in R&D is deferred stock compensation of $0.1 million for each of the years ended December 31, 2005 and 2004. The increase in R&D in absolute dollars and as a percentage of sales was primarily due to an increase of approximately $0.6 million in compensation and benefit expenses as a result of having a full year's worth of compensation related to the NetChip acquisition as well as overall higher headcount and an increase in external engineering tools expense of approximately $0.3 million associated with the development of new products and enhancement of existing products.

R&D as a percent of net revenues decreased to 32.5% for the year ended December 31, 2004 as compared to 39.6% for the same period in 2003. The percentage decrease is due primarily to an increase in net revenues. In absolute dollars, R&D expenses increased by $2.7 million, or 17.5%, to $17.7 million for the year ended December 31, 2004, from $15.0 million for the same period in 2003. Included in R&D is deferred stock compensation of $0.1 million and $1.0 million for the years ended December 31, 2004 and 2003, respectively. The increase in R&D was primarily due to an increase of approximately $1.7 million in compensation and benefit expenses as a result of higher headcount associated primarily with the NetChip Technology, Inc. acquisition, and an increase in engineering tools expense of approximately $1.6 million associated with the development of new products and enhancement of existing products.

We believe continued spending on research and development to develop new products is critical to our success and, consequently, expect to increase research and development expenses in future periods.

Selling, General and Administrative Expenses. Selling, general and administrative (SG&A) expenses consist primarily of salaries and related costs of employees engaged in selling and administrative activities, professional fees, trade show and other promotional expenses, as well as sales commissions to manufacturers' representatives.

SG&A as a percent of net revenues increased to 30.4% for the year ended December 31, 2005, as compared to 29.4% for the year ended December 31, 2004. In absolute dollars, SG&A expenses increased by $0.6 million or 3.5% to $16.6 million for the year ended December 31, 2005 from $16.0 million for the same period in 2004. The increase in SG&A in absolute dollars and as a percentage of sales was due primarily to higher compensation and benefit expenses of approximately $1.1 million resulting mainly from higher compensation as a result of having a full year's worth of NetChip related compensation expenses. This was partially offset by lower consulting and professional fees of $0.6 million due in part to the lower cost associated with our 2005 Sarbanes Oxley compliance effort compared to our effort in 2004.

SG&A as a percent of net revenues decreased to 29.4% for the year ended December 31, 2004, as compared to 34.5% for the year ended December 31, 2003. The percentage decrease is due primarily to an increase in net revenues. In absolute dollars, SG&A expenses increased by $2.9 million or 22% to $16.0 million for the year ended December 31, 2004 from $13.1 million for the same period in 2003. The increase in SG&A was due primarily to higher compensation and benefit expenses of approximately $1.4 million resulting mainly from higher headcount in connection with acquisitions, higher consulting and professional fees of $0.9 million due in part to our Sarbanes Oxley compliance effort, and an increase of approximately $0.4 million in sales commissions to manufacturer's representatives as a result of higher revenues.

We expect SG&A expenses in absolute dollars to likely increase in future periods.

Amortization and Write-down of Purchased Intangible Assets. Amortization and write-down of purchased intangible assets increased by $0.5 million or 31.7% to $2.3 million for the year ended December 31, 2005 from $1.7 million for the same period in 2004. The increase is due primarily to (1) having a full year's worth of amortization expense from developed/core technology and customer base acquired as a result of the NetChip Technology, Inc. acquisition in May 2004 (see Note 7 to the Consolidated Financial Statements) and (2) a $0.2 million write-down of a tradename that was acquired as part of the Sebring Systems acquisition in 2000. A portion of the total amortization expense was attributable to amortization of developed/core technology which was $1.0 million and $0.7 million for the years ended December 31, 2005 and 2004, respectively.

Amortization of purchased intangible assets increased by $0.8 million or 84.5% to $1.7 million for the year ended December 31, 2004 from $0.9 million for the same period in 2003. The increase is due primarily to additional amortization expense from developed/core technology and customer base acquired as a result of the NetChip Technology, Inc. acquisition in May 2004 and the HiNT Corporation acquisition in May 2003.

Deferred Stock Compensation. We did not record deferred stock compensation in 2005. We recorded deferred stock compensation of $0.9 million related to unvested stock options assumed in connection with the acquisition of NetChip Technology, Inc. in May 2004. We recorded deferred stock compensation of $0.1 million related to unvested stock options assumed in connection with the acquisition of HiNT Corporation in May 2003. Unamortized deferred stock compensation is presented as a reduction of stockholders' equity and is amortized ratably to the Consolidated Statements of Operations over the vesting period of the applicable stock grants.

Amortization of deferred stock compensation expense recorded in 2005, 2004, and 2003, was $0.2 million, $0.1 million and $1.0 million, respectively. The $0.1 million increase from 2004 to 2005 is due primarily to us having a full year's worth of amortization expense from deferred stock compensation expense acquired as a result of the NetChip Technology, Inc. acquisition in May 2004. The $0.9 million decrease in deferred stock compensation expense from 2003 to 2004 is primarily the result of certain stock options becoming fully vested. Substantially all of these amounts are included in research and development expenses.

Interest Income. Interest income reflects interest earned on average cash, cash equivalents and short-term and long-term investment balances. Interest income increased to $0.8 million in 2005 from $0.4 million for 2004. This increase was primarily due to higher cash and investment balances as well as higher interest rates. Interest income remained flat at $0.4 million for 2003 as compared to 2004.

Other Income, Net. Other income, net, remained relatively flat at $12,000 for 2005 and 2004.

Provision for Income Taxes. Income tax expense for the period ended December 31, 2005 was $0.3 million on a pretax loss of $1.5 million, compared to income tax expense of $0.3 million on a pretax loss of $0.4 million and income tax expense of $29,000 on a pretax loss of $2.2 million for the periods ended December 31, 2004 and 2003, respectively. Our 2005 income tax expense differs from the expected benefit derived by applying the applicable U.S. federal statutory rate to the loss from operations primarily due to the recording of a valuation allowance for the deferred tax asset partially offset by the benefit of research and development tax credits. Our 2004 income tax expense differs from the expected benefit derived by applying the applicable U.S. federal statutory rate to the loss from operations primarily due to the write off of in-process research and development and the impact of purchase accounting. This was partially offset by the benefit of research and development tax credits. Our 2003 income tax expense differs from the expected benefit derived by applying the applicable U.S. federal statutory rate to the loss from operations primarily due to non-deductible amortization of deferred compensation and the write off of in-process research and development.

Liquidity and Capital Resources

Cash and cash equivalents and short-term investments were $35.0 million at December 31, 2005, an increase of $4.7 million from $30.3 million at December 31, 2004. The increase was primarily due to the following: (1) a net loss of $1.7 million adjusted for non-cash expenses of $4.8 million, which includes $2.3 million in amortization of intangible assets, (2) increases in accounts payable, other accrued expenses and deferred revenues of $0.9 million, $0.6 million and $0.7 million, respectively, (3) a decrease in other current assets of $0.2 million and (4) cash received from the exercise of stock options of $1.6 million. This was partially offset by: (1) an increase in accounts receivable of $1.1 million due primarily to higher product shipments in December 2005 as compared to December 2004, (2) increases in inventories and other assets of $0.2 million and $0.3 million, respectively, and (3) capital expenditures of $0.7 million.

In September 2002, our Board of Directors authorized the repurchase of up to 2,000,000 shares of common stock. At the discretion of the management, we can repurchase the shares from time to time in the open market or in privately negotiated transactions. Approximately 774,000 shares had been repurchased for approximately $1.9 million in cash in 2003. We did not repurchase any shares during 2004 or 2005.

We believe that our existing resources, together with cash generated from our operations will be sufficient to meet our capital requirements for at least the next twelve months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investment we make in new technologies and improvements to existing technologies and the levels of monthly expenses required to launch new products. From time to time, we may also evaluate potential acquisitions and equity investments complementary to our technologies and market strategies. To the extent that existing resources and future earnings are insufficient to fund our future activities, we may need to raise additional funds through public or private financings. Additional funds may not be available or, if available, we may not be able to obtain them on terms favorable to us and our stockholders.

As of December 31, 2005, we had the following significant contractual obligations and commercial commitments (in thousands):

	Payments due in		
	Total	Less than 1 Year	1-3 Years
Operating leases - facilities and equipment......	$ 126	$ 119	$ 7
Software licenses...................................	4,187	716	3,471
Inventory purchase commitments................	8,663	8,663	-
Total cash obligations.............................	$ 12,976	$ 9,498	$ 3,478

See Note 11 to our Consolidated Financial Statements for additional information on our contractual obligations and commercial commitments.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies which involve the use of estimates, judgments and assumptions that are significant to understanding our results. For additional information see Note 1 (Organization and Summary of Significant Accounting Policies) of the Notes to our Consolidated Financial Statements. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery or customer acceptance, where applicable, has occurred, the fee is fixed or determinable, and collection is reasonably assured.

Revenue from product sales to direct customers is recognized upon shipment and transfer of risk of loss, generally shipping point, if we believe collection is reasonably assured and all other revenue recognition criteria are met. We assess the probability of collection based on a number of factors, including past transaction history and the customer's creditworthiness. At the end of each reporting period, the sufficiency of allowances is assessed based on the age of the receivable and the individual customer's creditworthiness.

We also sell products to distributors under agreements which may or may not include price protection and stock rotation programs. Revenue from sales of our products to all distributors is recognized when the distributor sells the product to an end customer. When we sell our products to distributors, we defer our gross selling price of the product shipped and its related cost and reflect such net amounts on our balance sheet as a current liability entitled "deferred revenues". Net revenues from the sales of our software developments tools is generally recognized upon shipment and is insignificant for all years presented.

We currently defer revenue on sales to distributors until the distributor has resold the product to its customer. We are performing an evaluation of whether to recognize such revenue at the time of shipment to a distributor. Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," sets forth conditions that must be met to recognize revenue at the time of sale. Among those conditions is that a company that provides a right of return to a buyer be able to reasonably estimate the amount of future returns. In the past, we have concluded that we did not meet this condition, so we have deferred revenue on sales to distributors in the manner described above. We believe our ability to estimate returns and pricing concessions has improved. At December 31, 2005, we are carrying approximately $2.0 million in deferred revenues on the balance sheet, which represents the net deferred margin on approximately $2.9 million on shipments to all distributors. We anticipate that we will complete this evaluation in the first quarter of 2006 and that we are likely to conclude that it is appropriate to recognize revenue on sales to most or all of the distributors at the time we ship products to them. As a result of this expected change, we would expect a material one-time increase in our revenues and operating income for the first quarter of 2006.

Inventory Valuation. We evaluate the need for potential write-downs of inventory by considering a combination of factors. Based on the life of the product, sales history, obsolescence, and sales forecast, we may record write-downs to our inventory ranging from 0% to 100%. Any adverse changes to our future product demand may result in increased write-downs, resulting in decreased gross margin. In addition, future sales on any of our previously written down inventory may result in increased gross margin in the period of sale.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on length of time the receivables are past due, generally thirty days. We record reserves for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Once we have exhausted collection efforts, we will reduce the related accounts receivable against the allowance established for that receivable.

We have certain customers with individually large amounts due at any given balance sheet date. Any unanticipated change in one of those customer's creditworthiness or other matters affecting the collectibility of amounts due from such customers could have a material affect on our results of operations in the period in which such changes or events occur. Historically, our write-offs have been insignificant.

Goodwill. Our methodology for allocating the purchase price related to purchase acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of the acquisition over the amounts assigned to identifiable assets acquired less assumed liabilities. We have one operating segment and business reporting unit, the sales of semiconductor devices, and we perform goodwill impairment tests annually on November 1 and between annual tests in certain circumstances. To date, no such impairment has been recorded. In response to changes in industry and market conditions, we may strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill.

Taxes. We account for income taxes using the asset and liability method. Deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As of December 31, 2005, we carried a valuation allowance for the entire deferred tax asset of $14.1 million as a result of uncertainties regarding the realization of the asset balance (see Note 10 to the Consolidated Financial Statements). Future taxable income and/or tax planning strategies may eliminate all or a portion of the need for the valuation allowance. In the event we determine we are able to realize our deferred tax asset, an adjustment to the valuation allowance may significantly increase income in the period such determination is made.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151 "Inventory Costs". SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 will be effective for fiscal years beginning after June 15, 2005. We are currently evaluating the impact of SFAS 151, but believe that it will not have a material impact on our financial position, consolidated statements of operations or consolidated statements of cash flows.

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R was originally effective for reporting periods beginning after June 15, 2005. On April 14, 2005 the U.S. Securities and Exchange Commission (the "SEC") announced a deferral of the effective date of SFAS 123R for calendar year companies until the beginning of 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition beginning in the first fiscal quarter of 2006. See "Stock-Based Compensation" (Note 1 of the Consolidated Financial Statements) for the pro forma net loss and net loss per share amounts, for the years ended December 31, 2005, 2004, and 2003 as if we had used a fair-value-based method similar to the methods required under SFAS 123 to measure compensation expense for employee stock incentive awards. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and expect the adoption to have a material impact on our consolidated statements of operations and net income (loss) per share.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in the first fiscal quarter of 2006.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have an investment portfolio of fixed income securities, including those classified as cash equivalents and investments of approximately $32.4 million at December 31, 2005. These securities are subject to interest rate fluctuations and will decrease in market value if interest rates increase.

The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. The Company invests primarily in high-quality, short-term and long-term debt instruments. A hypothetical 100 basis point increase in interest rates would result in approximately a $0.1 million decrease (less than 1%) in the fair value of the Company's available-for-sale securities. At December 31, 2005 and 2004, we had unrealized losses on our investments of approximately $43,000 and $0.2 million, respectively.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this Item is contained in the financial statements and schedule set forth in Item 15 (a) of this Form 10-K.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Based on their evaluation as of December 31, 2005, our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

(b) Changes in internal controls.

There has been no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2005, our internal control over financial reporting is effective based on these criteria. Our independent registered public accounting firm, BDO Seidman, LLP, have issued an audit report on our assessment of our internal control over financial reporting, which is included herein.

ITEM 9B: OTHER INFORMATION

On March 2, 2006, the Compensation Committee (the "Committee") of the Board of Directors of PLX Technology, Inc. (the "Company"), approved the 2006 Bonus and Deferred Compensation Plan (the "Plan") effective as of January 1, 2006 to encourage performance and achieve retention of a select group of executive employees of the Company. The Plan is intended to comply with the requirements of Section 409A of the Internal Revenue Code (the "Code"), recently enacted under the American Jobs Creation Act of 2004. Section 409A imposes a number of requirements on non-qualified deferred compensation plans, primarily relating to the timing of elections and distributions. The following is a summary of the terms and conditions of the Plan that are material to the Company. The Plan provides for a bonus amount for the 2006 performance to be awarded to eligible employees. Portions of such bonus amount shall be paid to employees on January 31st of each of 2007, 2008 and 2009. No interest shall be paid on any such bonus.

Through December 31, 2006, the Committee, in its sole and unlimited discretion, may amend or terminate the Plan. After January 1, 2007, the Committee may amend or terminate the Plan, provided that such amendment does not reduce or increase any benefit to which a participant has accrued and is otherwise entitled to under the terms of the Plan, nor accelerate the timing of any payment under the Plan, except as permitted under Code Section 409A.

The foregoing description of the Plan is qualified in its entirety by reference to the Plan, a copy of which is filed herewith as Exhibit 10.15 and is incorporated herein by reference.

PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Consolidated Financial Statements

For the following financial information included herein, see Index on page 38:

Report of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

Report of BDO Seidman, LLP. Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Consolidated Balance Sheets as of December 31, 2005 and 2004.

Consolidated Statements of Operations for each of the three years in the period ended December 31, 2005.

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2005.

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2005.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedule

The financial statement schedules of the Company are included in Part IV of this report: For the three years ended December 31, 2005-II Valuation and Qualifying Accounts. All other schedules have been omitted because they are not applicable.

3. Exhibit Index

See Exhibit Index immediately following the signature page for a list of exhibits filed or incorporated by reference as a part of this report.

(b) Exhibits

The Company hereby files, as exhibits to this Form 10-K, those exhibits listed on the Exhibit Index referenced in Item 15 (a) (3) above.

PLX TECHNOLOGY, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
PLX Technology, Inc.
Sunnyvale, California

We have audited the accompanying consolidated balance sheet of PLX Technology, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. We have also audited Schedule II – Valuation and Qualifying Accounts as of and for the year ended December 31, 2005. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PLX Technology, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Schedule II – Valuation and Qualifying Accounts presents fairly, in all material respects, the information set forth therein as of and for the year ended December 31, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PLX Technology, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February , 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
San Francisco, California
February 24, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
PLX Technology, Inc.

We have audited the accompanying consolidated balance sheet of PLX Technology, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a) for the two years in the period ended December 31, 2004. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PLX Technology, Inc. at December 31, 2004 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young, LLP

San Jose, California
February 24, 2005

Report of BDO Seidman, LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
PLX Technology, Inc.
Sunnyvale, California

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that PLX Technology, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that PLX Technology, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PLX Technology, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended, and the 2005 financial statement schedule listed in the accompanying index, of PLX Technology, Inc. and our report dated February 24, 2006, expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
San Francisco, California
February 24, 2006

PLX TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31,	
	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 21,028	$ 9,556
Short-term investments	14,015	10,565
Accounts receivable, less allowance for doubtful accounts of $131 in 2005 and $127 in 2004	6,203	5,084
Inventories	4,328	4,159
Other current assets	1,842	2,058
Total current assets	47,416	31,422
Goodwill	35,818	30,965
Other purchased intangible assets, net of accumulated amortization of $6,071 in 2005 and $4,164 in 2004	4,729	6,991
Property and equipment, net	29,535	30,860
Long-term investments	-	10,155
Other assets	413	80
Total assets	$ 117,911	$ 110,473
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 4,530	$ 3,627
Accrued compensation and benefits	1,754	1,813
Deferred revenues	1,963	1,310
Accrued commissions	298	300
Other accrued expenses	1,877	1,264
Total current liabilities	10,422	8,314
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $.001 par value per share: Authorized -- 5,000,000 shares: none issued and outstanding	-	-
Common stock, $.001 par value per share: authorized -- 50,000,000 shares: issued and outstanding -- 27,666,868 in 2005 and 26,706,763 in 2004	28	27
Additional paid-in capital	118,441	111,739
Deferred stock compensation	(128)	(406)
Accumulated other comprehensive loss	(114)	(211)
Accumulated deficit	(10,738)	(8,990)
Total stockholders' equity	107,489	102,159
Total liabilities and stockholders' equity	$ 117,911	$ 110,473

See accompanying notes to consolidated financial statements.

PLX TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2005	2004	2003
Net revenues	$ 54,615	$ 54,449	$ 38,038
Cost of revenues	19,613	18,739	10,867
Gross margin	35,002	35,710	27,171
Operating expenses			
Research and development	18,469	17,686	15,048
Selling, general and administrative	16,577	16,014	13,114
In-process research and development	-	1,123	875
Amortization and write-down of purchased intangible assets	2,262	1,718	931
Total operating expenses	37,308	36,541	29,968
Operating loss	(2,306)	(831)	(2,797)
Interest income	812	435	437
Other income, net	11	12	130
Loss before provision for income taxes	(1,483)	(384)	(2,230)
Provision for income taxes	265	258	29
Net loss	$ (1,748)	$ (642)	$ (2,259)
Basic and diluted net loss per share	$ (0.06)	$ (0.03)	$ (0.10)
Shares used to compute basic and diluted per share amounts	27,198	25,422	22,755

See accompanying notes to consolidated financial statements.

PLX TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common Stock		Additional Paid-in	Deferred Stock Compen-	Notes Receivable for Employee Stock	Accumulated Other Comprehensive Income	Accumulated	Total Stockholders'
	Shares	Amount	Capital	sation	Repurchases	(Loss)	Deficit	Equity
Balance at December 31, 2002	21,124,192	$ 21	$ 74,953	$ (900)	$ (67)	$ 46	$ (6,089)	$ 67,964
Issuance of common stock and options related to the acquisition of HiNT Corporation	2,996,589	3	10,160	-	-	-	-	10,163
Deferred compensation on options issued related to acquisition of HiNT Corporation	-	-	-	(110)	-	-	-	(110)
Issuance of stock pursuant to exercise of stock options	69,687	-	317	-	-	-	-	317
Stockholder notes receivable interest	-	-	-	-	(3)	-	-	(3)
Repurchase of common stock	(342,300)	-	(922)	-	-	-	-	(922)
Amortization of deferred stock compensation		-	-	966	-	-	-	966
Comprehensive loss:								
Change in unrealized loss on investments	-	-	-	-	-	(91)	-	(91)
Translation adjustments	-	-	-	-	-	(4)	-	(4)
Net loss	-	-	-	-	-	-	(2,259)	(2,259)
Total comprehensive loss								(2,354)
Balance at December 31, 2003	23,848,168	24	84,508	(44)	(70)	(49)	(8,348)	76,021
Issuance of common stock and options related to the acquisition of HiNT Corporation	337,162		2,994	-	-	-	-	2,994
Issuance of common stock and options related to the acquisition of NetChip Technology, Inc	2,035,077	2	22,588	-	-	-	-	22,590
Deferred compensation on options issued related to acquisition of HiNT Corporation	-	-	-	(869)	-	-	-	(869)
Issuance of stock pursuant to exercise of stock options	486,356	1	2,026		-	-	-	2,027
Repayment of stockholder notes receivable	-	-	-	-	70	-	-	70
Reversal of deferred compensation on options associated with employee terminations	-	-	(377)	377	-	-	-	-
Amortization of deferred stock compensation	-	-	-	130	-	-	-	130
Comprehensive loss:								
Change in unrealized loss on investments	-	-	-	-	-	(163)	-	(163)
Translation adjustments	-	-	-	-	-	1	-	1
Net loss	-	-	-	-	-	-	(642)	(642)
Total comprehensive loss								(804)
Balance at December 31, 2004	26,706,763	27	111,739	(406)	-	(211)	(8,990)	102,159
Proceeds from the exercise of warrants assumed in the acquisition of HiNT Corporation	3,057	-	26	-	-	-	-	26
Issuance of common stock related to the acquisition of NetChip Technology, Inc	554,306	1	5,119	-	-	-	-	5,120
Issuance of stock pursuant to exercise of stock options	402,742	-	1,641	-	-	-	-	1,641
Reversal of deferred compensation on options associated with employee terminations	-	-	(110)	110	-	-	-	-
Amortization of deferred stock compensation	-	-	-	168	-	-	-	168
Tax benefit related to exercise of stock options	-	-	26	-	-	-	-	26
Comprehensive loss:								
Change in unrealized loss on investments	-	-	-	-	-	115	-	115
Translation adjustments	-	-	-	-	-	(18)	-	(18)
Net loss	-	-	-	-	-	-	(1,748)	(1,748)
Total comprehensive loss								(1,651)
Balance at December 31, 2005	27,666,868	$ 28	$118,441	$ (128)	$ -	$ (114)	$ (10,738)	$ 107,489

See accompanying notes to consolidated financial statements.

PLX TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2005	2004	2003
Cash flows from operating activities			
Net loss	(1,748)	$ (642)	(2,259)
Adjustments to reconcile net loss to cash flows provided by operating activities:			
Depreciation and amortization	2,065	2,197	2,335
Amortization of deferred stock compensation	168	130	966
Amortization and write-down of purchased intangible assets	2,262	1,718	929
In-process research and development	-	1,123	875
Changes in pre-acquisition deferred tax balances	207	162	-
Other non-cash items	215	135	104
Changes in operating assets and liabilities:			
Accounts receivable	(1,123)	1,480	(1,840)
Inventories	(169)	(1,772)	(423)
Income tax receivable	-	-	3,635
Other current assets	216	(313)	225
Other assets	(333)	253	(20)
Accounts payable	903	766	(413)
Accrued compensation and benefits	(59)	360	380
Deferred revenues	653	319	378
Accrued commissions	(2)	(233)	167
Other accrued expenses	611	(1,035)	(714)
Net cash provided by operating activities	3,866	4,648	4,325
Cash flows provided by (used in) investing activities:			
Cash paid for the acquisition of HiNT Corporation	-	(137)	(704)
Cash acquired in acquisition of NetChip Technology, Inc	-	2,821	-
Purchase of investments	(6,027)	(22,815)	(6,094)
Sales and maturities of investments	12,725	13,902	10,000
Purchase of property and equipment	(740)	(1,919)	(1,441)
Net cash provided by (used in) investing activities	5,958	(8,148)	1,761
Cash flows provided by (used in) financing activities:			
Proceeds from exercise of common stock options	1,641	2,027	317
Proceeds from exercise of warrants	26	-	-
Repurchases of common stock	-	-	(922)
Proceeds from stockholder notes receivable	-	70	-
Net cash provided by (used in) financing activities	1,667	2,097	(605)
Effect of exchange rate fluctuations on cash and cash equivalents	(19)	4	(8)
Increase (decrease) in cash and cash equivalents	11,472	(1,399)	5,473
Cash and cash equivalents at beginning of year	9,556	10,955	5,482
Cash and cash equivalents at end of year	$ 21,028	$ 9,556	$ 10,955
Supplemental disclosure of cash flow information:			
Cash from income tax refunds	$ 79	$ 16	$ 4,028
Cash paid for income taxes	$ 14	$ 74	$ 49
Non-cash investing and financing activities			
Common stock issued for the acquisition of HiNT Corporation	$ -	$ 2,994	$ 10,163
Common stock issued for the acquisition of NetChip Technology, Inc	$ 5,120	$ 22,590	$ -

See accompanying notes to consolidated financial statements.

PLX TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Description of Business

PLX Technology, Inc. ("PLX" or the "Company"), a Delaware corporation established in May 1986, develops and supplies semiconductor devices that accelerate and manage the transfer of data in microprocessor-based systems including networking and telecommunications, enterprise storage, servers, personal computers (PCs), PC peripherals, consumer electronics, imaging and industrial products. The Company offers a complete solution consisting of three related types of products: semiconductor devices, software development kits and hardware design kits. The Company's semiconductor devices simplify the development of data transfer circuits in micro-processor based systems. The Company's software development kits and hardware design kits promote sales of its semiconductor devices by lowering customers' development costs and by accelerating their ability to bring new products to market. The Company utilizes a "fabless" semiconductor business model whereby it purchases wafers and packaged and tested semiconductor devices from independent manufacturing foundries. Semiconductor devices account for substantially all of the Company's net revenues.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries in China, Japan and the United Kingdom. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). At December 31, 2005, the Company's securities consisted of debt securities. Under SFAS 115, management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2005 and 2004, all debt securities were designated as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in a separate component of stockholders' equity. The fair value of securities is based on quoted market prices. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and the accretion of discounts to maturity. Such amortization, as well as any interest earned on the securities, is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance when the Company believes that it is probable the receivable will not be recovered.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventories were as follows:

	December 31,	
	2005	2004
	(in thousands)	
Work-in-process	$ 1,605	$ 1,083
Finished goods	2,723	3,076
Total	$ 4,328	$ 4,159

The Company evaluates the need for potential write-downs of inventory by considering a combination of factors. Based on the life of the product, sales history, obsolescence and sales forecast, the Company may record write-downs to inventory ranging from 0% to 100%.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the value of net assets of businesses acquired pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations" and is carried at cost unless write-downs for impairment are required. The Company evaluates the carrying value of goodwill on an annual basis (November 1st) and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Such indicators would include a significant reduction in the Company's market capitalization, a decrease in operating results or a deterioration in the Company's financial position. To date, no such impairment has been recorded. The Company operates under a single reporting unit and accordingly, all of its goodwill is associated with the entire company.

The purchased intangible assets including customer base and developed/core technology are being amortized over the assets' useful lives, which ranges from three to six years. Also, see Note 7 to the Consolidated Financial Statements. The Company evaluates other intangible assets for impairment whenever events and circumstances indicate that such assets might be impaired.

Changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows (in thousands):

Balance as of December 31, 2003	$ 15,998
NetChip acquisition	11,998
HiNT acquisition - additional consideration (see note 3)	3,131
Changes in pre-acquisition deferred tax balances	(162)
Balance as of December 31, 2004	30,965
NetChip acquisition - additional consideration (see note 3)	5,120
Changes in pre-acquisition deferred tax balances	(207)
Other	(60)
Balance as of December 31, 2005	$ 35,818

Long-lived Asset Impairment

Long-lived assets, principally property and equipment and identifiable intangibles, held and used by the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable in accordance with SFAS 144. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to estimated future net undiscounted cash flows generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Also see Note 7 to the Consolidated Financial Statements.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of 39 years for buildings and three to five years for equipment, furniture and purchased software. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases.

Property and equipment are as follows:

	December 31,	
	2005	2004
	(in thousands)	
Land	$ 8,550	$ 8,550
Building	19,333	19,333
Equipment and furniture	10,357	11,168
Purchased software	4,064	4,878
	42,304	43,929
Accumulated depreciation and amortization	(12,769)	(13,069)
Net property and equipment	$ 29,535	$ 30,860

Depreciation expense was approximately \$2.1 million, \$2.2 million and \$2.3 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Foreign Currency Translation

The functional currency of each of the Company's international subsidiaries in China, Japan and the United Kingdom is the local currency of the country in which it operates. Assets and liabilities of the Company's foreign subsidiaries are translated into the Company's reporting currency at month-end exchange rates. Revenues and expenses of the Company's foreign subsidiaries are translated into the Company's reporting currency at weighted-average exchange rates.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.

Stock-Based Compensation

The Company has employee stock plans, which are more fully described in Note 6. The Company has elected to account for its stock option and stock grant plans in accordance with the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25).

The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its stock options and grants since the alternative fair market value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123 requires use of valuation models that were not developed for use in valuing employee stock options and grants. Under APB Opinion No. 25, if the exercise price of the Company's stock grants and options equals the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, then the Company's net loss per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,					
	2005		2004		2003	
	(in thousands, except per share data)					
Net loss as reported	$	(1,748)	$	(642)	$	(2,259)
Add: Stock-based compensation included in reported net loss		168		130		966
Deduct: Stock-based compensation cost under SFAS 123		(5,291)		(5,257)		(6,348)
Pro forma net loss	$	(6,871)	$	(5,769)	$	(7,641)
Pro forma basic and diluted net loss per common share:						
Pro forma shares used in the calculation of pro forma net loss per common share - basic and diluted		27,198		25,422		22,755
Pro forma net loss per common share - basic and diluted	$	(0.25)	$	(0.23)	$	(0.34)
Reported net loss per common share - basic and diluted	$	(0.06)	$	(0.03)	$	(0.10)

Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company had accounted for grants subsequent to December 31, 1994 under a method specified by FAS 123. Options granted were estimated using the Black-Scholes valuation model. The following weighted average assumptions were used for 2005, 2004, and 2003:

	Years Ended December 31,		
	2005	2004	2003
Volatility	0.93	1.13	1.16
Expected life of options (in years)	4.68	5.10	5.15
Dividend yield	-- %	-- %	-- %
Risk-free interest rate	4.00%	3.55%	3.23%

The weighted average grant date fair value of options granted during 2005, 2004, and 2003 was $7.14, $9.15, and $2.98, respectively.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery or customer acceptance, where applicable, has occurred, the fee is fixed or determinable, and collection is reasonably assured.

Revenue from product sales to direct customers is recognized upon shipment and transfer of risk of loss, if the Company believes collection is reasonably assured and all other revenue recognition criteria are met. The Company assesses the probability of collection based on a number of factors, including past transaction history and the customer's creditworthiness. At the end of each reporting period, the sufficiency of allowances is assessed based on the age of the receivable and the individual customer's creditworthiness.

The Company also sells products to distributors under agreements which may or may not include price protection and stock rotation programs. Revenue from sales of the Company's products to all distributors is recognized when the distributor sells the product to an end customer. When the Company sells its products to distributors, it defers its gross selling price of the product shipped and its related cost and reflect such net amounts on the balance sheet as a current liability entitled "deferred revenues". Net revenues from the sales of the Company's software and hardware design kits is generally recognized upon shipment and is insignificant for all years presented.

The Company currently defers revenue on sales to distributors until the distributor has resold the product to its customer. The Company is performing an evaluation of whether to recognize such revenue at the time of shipment to a distributor. Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," sets forth conditions that must be met to recognize revenue at the time of sale. Among those conditions is that a company that provides a right of return to a buyer be able to reasonably estimate the amount of future returns. In the past, the Company has concluded that it did not meet this condition, so it has deferred revenue on sales to distributors in the manner described above. The Company believes that its ability to estimate returns and pricing concessions has improved. At December 31, 2005, the Company is carrying approximately $2.0 million in deferred revenues on the balance sheet, which represents the net deferred margin on approximately $2.9 million on shipments to all distributors. The Company anticipates that it will complete this evaluation in the first quarter of 2006 and that it is likely to conclude that it is appropriate to recognize revenue on sales to most or all of the distributors at the time it ships products to them. As a result of this expected change, the Company would expect a material one-time increase in its revenues and operating income for the first quarter of 2006.

Product Warranty

The Company generally sells products with a limited warranty of product quality for a period of one year and a limited indemnification of customers against intellectual property infringement claims related to the Company's products. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity.

Software Development Costs

In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," the Company is required to capitalize eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The Company has defined technological feasibility as completion of a working model. The period between the achievement of technological feasibility and release of the Company's software products has been of short duration. As of December 31, 2005, 2004, and 2003 such costs were insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect various accounts, including but not limited to goodwill, income taxes, inventories, revenue recognition, allowance for doubtful accounts and warranty reserves as reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Comprehensive Loss

At December 31, 2005, the components of accumulated other comprehensive loss, reflected in the Consolidated Statements of Stockholders' Equity, consisted of the following:

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
Unrealized gain (loss) on investments, net	$ (43)	$ (157)	$ 6
Cumulative translation adjustments	(71)	(54)	(55)
Accumulated other comprehensive loss	$ (114)	$ (211)	$ (49)

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS 151 "Inventory Costs". SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). In addition,

SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 will be effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of SFAS 151, but believe that it will not have a material impact on the Company's financial position, consolidated statements of operations or consolidated statements of cash flows.

In December 2004, the FASB issued SFAS 123R which requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R was originally effective for reporting periods beginning after June 15, 2005. On April 14, 2005 the U.S. Securities and Exchange Commission (the "SEC") announced a deferral of the effective date of FAS 123R for calendar year companies until the beginning of 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition beginning in the first fiscal quarter of 2006. See "Stock-Based Compensation" (Note 1) for the pro forma net loss and net loss per share amounts, for the years ended December 31, 2005, 2004, and 2003, as if the Company had used a fair-value-based method similar to the methods required under SFAS 123 to measure compensation expense for employee stock incentive awards. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expect the adoption to have a material impact on our consolidated statements of operations and net income (loss) per share.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Company in the first fiscal quarter of 2006.

2. Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

As the Company incurred a loss for each of the years ended December 31, 2005, 2004, and 2003, the effect of dilutive securities, totaling 4.5 million, 4.4 million, and 4.2 million equivalent shares, respectively, have been excluded from the computation of diluted loss per share, as their impact would be anti-dilutive. Dilutive securities are comprised of options to purchase common stock.

3. Business Combination

On May 24, 2004, the Company purchased NetChip Technology, Inc., a fabless supplier of high-performance semiconductors based on Universal Serial Bus (USB) and Peripheral Component Interconnect (PCI) standards, for an aggregate purchase price, including acquisition costs, of $27.3 million. Included in the aggregate purchase price is the June 20, 2005 issuance of 554,306 shares of the Company's common stock valued at approximately $5.1 million to the former NetChip Technology, Inc. shareholders because the purchased entity partially met certain agreed upon milestones. The Company has no additional obligation to pay contingent purchase consideration outstanding. The transaction was accounted for using purchase accounting. The Company acquired NetChip Technology, Inc. in order to expand its position of strength in the market for PCI, PCI-X and PCI Express interconnect chips to include the USB product line, where NetChip Technology, Inc. offered an industry-leading product line offering high-performance and low-power products for the USB 2.0 market. NetChip Technology, Inc. also had PCI Express products in development that complemented the Company's PCI Express chips. The combined company provides a wide selection of interconnect chips based on these standards.

4. Cash, Cash Equivalents, Short-Term Investments and Long-Term Investments

The Company invests its excess cash in high quality, short-term and long-term debt instruments. The following is a summary of the Company's investments by major security type at December 31, 2005 and December 31, 2004 (in thousands):

	Amortized Cost	Unrealized Gains (Losses), net	Estimated Fair Value
2005			
Classified as Current Assets:			
Cash	$ 2,678	$ -	$ 2,678
Cash equivalents:			
Money market mutual funds	7,977	-	7,977
Commercial paper	10,375	(2)	10,373
Total cash equivalents	18,352	(2)	18,350
Total cash and cash equivalents	21,030	(2)	21,028
Short term investments:			
Commercial paper	3,880	(1)	3,879
Corporate bonds	1,167	(6)	1,161
US government & agency securities	9,009	(34)	8,975
Total short-term investments	14,056	(41)	14,015
Total cash, cash equivalents, and short-term investments	$ 35,086	$ (43)	$ 35,043
2004			
Classified as Current Assets:			
Cash	$ 1,896	$ -	$ 1,896
Cash equivalents:			
Money market mutual funds	6,360	-	6,360
Municipal auction rate securities	3,975	-	3,975
Commercial paper	1,300	-	1,300
Total cash equivalents	11,635	-	11,635
Total cash and cash equivalents	13,531	-	13,531
Short term investments:			
Commercial paper	2,298	-	2,298
Corporate bonds	1,306	(16)	1,290
US government & agency securities	3,016	(14)	3,002
Total short-term investments	6,620	(30)	6,590
Long-term investments:			
Corporate bonds	1,197	(7)	1,190
US government & agency securities	9,085	(120)	8,965
Total long-term investments	10,282	(127)	10,155
Total cash, cash equivalents, short-term and long-term investments	$ 30,433	$ (157)	$ 30,276

At December 31, 2005, the contractual maturity of investments (including cash equivalents) was less than one year. The Company determined the $43,000 unrealized losses as of December 31, 2005 were due to declines in the fair values of the investments below their cost basis that were judged to be temporary. Therefore, there were no impairments as of December 31, 2005.

5. Concentrations of Credit, Customer and Supplier Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, long-term investments and trade receivables. The Company generally invests its excess cash in money market funds, commercial paper of corporations with high credit ratings, municipal bonds, and treasury bills. The Company's cash, cash equivalents and short-term investments were approximately $35.0 million as of December 31, 2005 which exceeded the amount insured by the FDIC. The Company has not experienced any significant losses on its cash equivalents or short and long-term investments.

The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company's single largest receivable balance accounted for approximately 21% and 20%, of net accounts receivable as of December 31, 2005 and 2004, respectively.

The Company analyzes the need for reserves for potential credit losses and records reserves when necessary. Through fiscal 2005, a relatively small number of direct customers and distributors accounted for a significant percentage of the Company's revenues. For the year ended December 31, 2005, approximately 23% of net revenue was derived from sales to one distributor, Metatech. No other distributor or direct customer represented greater than 10% of net revenues. For the year ended December 31, 2004, approximately 13% of net revenue was derived from sales to one distributor, Metatech. No other distributor or direct customer represented greater than 10% of net revenues. For the year ended December 31, 2003, approximately 11% and 10% of net revenue were derived from sales to two distributors, Metatech and A2M, respectively. No other distributor or direct customer represented greater than 10% of net revenues.

Currently, the Company relies on single source suppliers for the significant majority of its product inventory. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

6. Employee Stock Plans

At December 31, 2005, 5,515,956 shares of the Company's common stock were reserved for future issuance.

The Company's 1998 Stock Incentive Plan (the "1998 Plan") was approved by the Board of Directors on January 15, 1998. The 1998 Plan provides for the grant of both incentive and nonqualified stock options. The Company's 1999 Stock Incentive Plan was approved by the Board of Directors on January 25, 1999 and amended on May 24, 2000, May 22, 2001 and May 22, 2002 (as so amended, the "1999 Plan"). The 1999 Plan provides for the grant of both incentive and nonqualified stock options. The maximum term of any stock option granted under the 1998 and 1999 Plans is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of the combined voting power of the Company (a 10% stockholder), the term of such stock options shall be for no more than five years. The exercise price of incentive stock options granted under the 1998 and 1999 Plan must be at least 100% of the fair market value of the common stock on the grant date except that the exercise price of incentive stock options granted to a 10% stockholder must be at least 110% of such fair market value on the date of grant. The options generally vest over a period of four years.

Activity under the Company's 1998 and 1999 Plans, as well as the Sebring Systems, Inc. 1997 Stock Option/Stock Issuance Plan, the HiNT Corporation 2000 Stock Plan and the NetChip Technology, Inc. 1996 Flexible Stock Incentive Plan, assumed upon the Company's acquisition of Sebring Systems, Inc., HiNT Corporation and NetChip Technology, Inc., respectively, is summarized as follows:

		Options Outstanding		
	Options Available for Grant	Number of Options	Aggregate Exercise Price	Weighted Average Exercise Price
Balance at December 31, 2002	2,026,007	3,403,308	$ 44,535,923	$ 13.09
Options assumed	-	267,920	415,645	1.55
Options granted	(942,500)	942,500	3,303,040	3.50
Options exercised	-	(69,687)	(317,338)	4.55
Options cancelled	306,021	(307,627)	(4,152,600)	13.50
Balance at December 31, 2003	1,389,528	4,236,414	43,784,670	10.34
Options authorized	700,000	-	-	-
Options assumed	-	126,419	232,219	1.84
Options granted	(969,850)	969,850	10,093,811	10.41
Options exercised	-	(486,356)	(2,026,986)	4.17
Options cancelled	444,453	(480,292)	(5,533,876)	11.52
Balance at December 31, 2004	1,564,131	4,366,035	46,549,838	10.66
Options granted	(979,300)	979,300	8,772,075	8.96
Options exercised	-	(402,742)	(1,641,389)	4.08
Options cancelled	448,074	(459,542)	(6,316,427)	13.75
Balance at December 31, 2005	1,032,905	4,483,051	$ 47,364,097	10.57

There were no options assumed in 2005. Options assumed in 2004 of 126,419 represent options related to the May 2004 acquisition of NetChip Technology, Inc. Options assumed in 2003 of 267,920 represent options related to the May 2003 acquisition of HiNT Corporation. Options assumed from both NetChip Technology, Inc. and HiNT Corporation are no longer available for grant once canceled.

The following table summarizes the information about options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.88-$4.10	756,270	6.64 years	$ 3.09	520,467	$ 3.04
$4.48-$7.95	885,254	4.86 years	6.89	714,439	6.77
$7.98-$9.00	882,951	5.65 years	8.79	309,678	8.82
$9.12-$10.29	770,727	7.85 years	9.47	224,912	9.23
$12.37-$21.06	824,130	5.75 years	17.68	727,420	17.96
$23.31-$27.00	363,719	4.51 years	25.55	363,719	25.55
Total	4,483,051	5.97 years	$ 10.57	2,860,635	$ 11.74

As of December 31, 2005, 2004, and 2003, there were 2,860,635, 2,769,349, and 2,500,572 stock options exercisable at weighted average exercise prices of $11.74, $11.88, and $12.04 per share, respectively.

The Company did not record deferred stock compensation in 2005. During the year ended December 31, 2004, the Company recorded aggregate deferred stock compensation of $0.9 million, representing the difference between the grant price and the deemed fair value of the Company's common stock options granted during this period. The Company recorded $0.1 million of deferred stock compensation in 2003. The amortization of deferred stock compensation is charged to operations and is amortized on a straight-line basis over the vesting period of the options, which is typically three years. For the years ended December 31, 2005, 2004, and 2003, amortization expense was $0.2 million, $0.1 million, and $1.0 million, respectively. In addition, for the years ended December 31, 2005, 2004, and 2003, the Company reversed aggregate deferred stock compensation of $0.1 million, $0.4 million, and $0, respectively, on options associated with employee terminations.

7. Other Intangible Assets

Information regarding the Company's other identified intangible assets subject to amortization is as follows (in thousands):

		2005					
	Estimated Useful Life	Gross Carrying Amounts		Accumulated Amortization		Net Value	
Patents	4 years	$	2,132	$	(2,132)	$	-
Developed Core Technology	6 years		5,422		(1,915)	$	3,507
Customer Base	3 years		3,246		(2,024)	$	1,222
Total		$	10,800	$	(6,071)	$	4,729

		2004					
	Estimated Useful Life	Gross Carrying Amounts		Accumulated Amortization		Net Value	
Patents	4 years	$	2,132	$	(2,132)	$	-
Developed Core Technology	6 years		5,422		(950)	$	4,472
Customer Base	3 years		3,246		(942)	$	2,304
Total		$	10,800	$	(4,024)	$	6,776

Identified intangible asset amortization expense was approximately $2.3 million, $1.7 million, and $0.9 million, for the years ended December 31, 2005, 2004 and 2003 respectively.

Estimated amortization expense for fiscal years ending December 31 is as follows:

2006	$	1.9	million
2007	$	1.3	million
2008	$	0.7	million
2009	$	0.6	million
2010	$	0.2	million
Total	$	4.7	million

An indefinite lived intangible (Tradename) acquired in connection with the Sebring acquisition was written off in 2005 as it was deemed to have no value. The total write-down, included in the amortization and write-down of purchased intangible assets on the consolidated statement of operations, was $0.2 million.

8. Stock Repurchase

In September 2002, the Company's Board of Directors approved a repurchase of up to 2,000,000 shares of common stock. The Company, at the discretion of management, can repurchase the shares from time to time in the open market or in privately negotiated transactions. In fiscal 2003, approximately 774,000 shares were repurchased for approximately $1.9 million. No shares were repurchased in 2004 or 2005.

9. Retirement Savings Plan

The Company sponsors the PLX Technology, Inc. 401(k) Plan (the "Plan"). The Plan allows all full-time employees to contribute up to 100% of their annual compensation. Employee contributions are limited to a maximum annual amount as set up by the Internal Revenue Service. Beginning in 1996, the Company made a matching contribution calculated at 50 cents on each dollar of the first 6% of participant contributions. The Company's expenses to the total plan remained flat at approximately $0.3 million for 2005, 2004, and 2003.

10. Income Taxes

The provision for income taxes consists of the following:

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
Federal:			
Current	$ 26	$ 34	$ -
Deferred	188	130	-
	214	164	-
State:			
Current	9	8	6
Deferred	19	32	-
	28	40	6
Foreign:			
Current	23	54	23
	23	54	23
Total	$ 265	$ 258	$ 29

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal income tax rate as follows:

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
Tax benefit at the U.S. statutory rate	$ (504)	$ (134)	$ (780)
State taxes (net of federal benefit)	329	(25)	(97)
Non-deductible in-process R&D write off	-	382	345
Non-deductible amortization of deferred compensation	-	-	380
Research and development credit	(1,291)	(576)	-
Change in valuation allowance	1,770	553	98
Other individually immaterial items	(39)	58	83
	$ 265	$ 258	$ 29

During the years ended December 31, 2005, 2004 and 2003, the Company's deferred tax asset valuation allowance increased by $3.5 million, $4.7 million and $0.6 million, respectively. The increase through December 31, 2004 in the valuation allowance relates to acquired tax benefits associated with the Company's acquisitions of NetChip Technology, Inc., HiNT Corporation and Sebring Systems, Inc.

The increase between December 31, 2004 and December 31, 2005 relates to increases in federal and state research and development credits that have not been realized along with a decrease in the deferred liability related to acquired intangibles.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2005	2004
Deferred tax assets:		
Accrued expenses and reserves	$ 1,680	$ 1,493
Net operating loss carryforwards	7,782	7,608
Research and development credits	7,037	4,824
Costs capitalized for tax purposes	-	78
Gross deferred tax assets:	16,499	14,003
Valuation Allowance	(14,136)	(10,649)
	2,363	3,354
Deferred tax liabilities:		
Acquisition related intangibles	(2,201)	(3,034)
Other	(162)	(320)
	(2,363)	(3,354)
Total net deferred tax assets	$ -	$ -

At December 31, 2005, the Company had federal and state net operating loss carryforwards of $21.2 million and $6.1 million, respectively. These carryforwards will expire at various dates beginning in 2007 through 2025, if not utilized. In addition, as of December 31, 2005, the Company had federal and state tax credit carryforwards of approximately $3.6 million and $5.3 million, respectively. The federal research and development credits will expire beginning in 2012 and the state credits will carryforward indefinitely. Approximately $3.8 million of the federal and $0.8 million of the state net operating loss carryforward represents the stock option deduction arising from activity under the Company's stock option plan, the benefit of which will increase capital in excess of par value when realized.

Utilization of the net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. Utilization of $14.7 million of federal net operating loss and $4.8 million of state net operating loss are subject to an annual limitation under the Internal Revenue Code of 1986, as amended, and similar state provisions. Utilization of $1.1 million of federal research and development credits and $1.8 million of state research and development credits are subject to an annual limitation under the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

A valuation allowance has been recorded for the net deferred tax asset as a result of uncertainties regarding the realization of the asset balance due to the history of losses and the variability of operating results. Approximately $7.1 million of the valuation allowance relates to acquired tax benefits, which will result in an adjustment to goodwill, net of the related deferred liability on acquired intangibles when such benefits are realized. During 2005, $0.2 million was released from the deferred tax valuation allowance and credited to goodwill.

The Company has made no provision for U.S. income taxes on approximately $0.3 million of cumulative undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings. If such earnings were distributed, the Company would accrue additional taxes of approximately $0.1 million. Pre-tax income from foreign operations was $55,000, $79,000 and $56,000 in 2005, 2004 and 2003, respectively.

11. Commitments and Contingencies

In October 2005, the Company purchased two software license agreements with unrelated parties totaling $4.3 million. As of December 31, 2005, the Company is required to make payments in accordance to the agreements of approximately $0.7 million, $1.7 million, and $1.7 million for the years ending 2006, 2007, and 2008, respectively.

The Company uses several contract manufacturers and suppliers to provide manufacturing services for its products. As of December 31, 2005, the Company has purchase commitments for inventory with these contract manufacturers and suppliers of approximately $8.7 million. These inventory purchase commitments are placed on a sales order basis with lead times ranging from 8 to 13 weeks to meet estimated customer demand requirements.

The Company leases facilities and equipment under non-cancelable operating lease agreements. Future minimum payments under facility and equipment leases at December 31, 2005 are as follows:

	(in thousands)
2006	$ 119
2007	7
Total	$ 126

Rental expense for all facility leases aggregated approximately $0.2 million for the year ended December 31, 2005. Rental expense aggregated approximately $0.8 million and $0.7 million, net of sublease income of $38,000, and $8,000 for the years ended December 31, 2004 and 2003, respectively.

Warranty and Indemnification Provisions

The Company generally sells products with a limited warranty of product quality for a period of one year and a limited indemnification of customers against intellectual property infringement claims related to the Company's products. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. The accrual and the related expense for known issues were not significant during the periods presented. As of December 31, 2005, the warranty accrual balance was $92,000.

12. Segments of an Enterprise and Related Information

The Company has one operating segment, the sale of semiconductor devices. The Chief Executive Officer has been identified as the Chief Operating Decision Maker (CODM) because he has final authority over resource allocation decisions and performance assessment. The CODM does not receive discrete financial information about individual components of the Company's business. The majority of the Company's assets are located in the United States.

Revenues by geographic region based on customer location were as follows:

	Years Ended December 31,		
	2005	2004	2003
Revenues:		(in thousands)	
Asia - excluding Taiwan	23,919	18,675	10,691
United States	15,256	15,708	12,155
Europe	8,244	9,511	9,125
Taiwan	4,760	8,571	4,097
The Americas - excluding United States	2,436	1,984	1,970
Total	$ 54,615	$ 54,449	$ 38,038

Revenues by product type were as follows:

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
Revenues:			
PCI I/O Devices	$ 43,031	$ 44,791	$ 38,038
USB	7,847	9,529	-
PCI Express	3,737	129	-
Total	$ 54,615	$ 54,449	$ 38,038

There were no direct end customers that accounted for more than 10% of net revenues. Sales to the following distributors accounted for 10% or more of net revenues:

	Years Ended December 31,		
	2005	2004	2003
Metatech	23%	13%	11%
A2M	-	4%	10%

13. Quarterly Summaries (unaudited)

(In thousands, except per share amounts)

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Net revenues	$ 13,222	$ 13,185	$ 12,869	$ 15,339
Gross profit	$ 8,365	$ 8,285	$ 8,475	$ 9,877
Net income (loss)	$ (541)	$ (732)	$ (510)	$ 35
Net income (loss) per basic share	$ (0.02)	$ (0.03)	$ (0.02)	$ 0.00
Net income (loss) per diluted share	$ (0.02)	$ (0.03)	$ (0.02)	$ 0.00

	Three Months Ended			
	March 31, 2004	June 30, 2004 (1)	September 30, 2004	December 31, 2004
Net revenues	$ 11,642	$ 14,016	$ 15,457	$ 13,334
Gross profit	$ 8,413	$ 9,091	$ 9,818	$ 8,388
Net income (loss)	$ 277	$ (537)	$ 327	$ (709)
Net income (loss) per basic share	$ 0.01	$ (0.02)	$ 0.01	$ (0.03)
Net income (loss) per diluted share	$ 0.01	$ (0.02)	$ 0.01	$ (0.03)

(1) Net loss includes a $1.1 million charge for in-process research and development.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions: Amount Recovered (Written off)	Balance at End of Period
Year ended December 31, 2005					
Allowance for doubtful accounts	$ 127	$ 14	$ -	$ (10)	$ 131
Deferred tax asset valuation allowance	$ 10,649	$ -	$ 3,487	$ -	$ 14,136
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 161	$ 45	$ -	$ (79)	$ 127
Deferred tax asset valuation allowance	$ 5,967	$ -	$ 4,682	$ -	$ 10,649
Year ended December 31, 2003					
Allowance for doubtful accounts	$ 127	$ 39	$ -	$ (5)	$ 161
Deferred tax asset valuation allowance	$ 5,321	$ -	$ 646	$ -	$ 5,967

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 3, 2006

PLX Technology, Inc.

by:

/s/ Michael J. Salameh

Name: Michael J. Salameh
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Salameh and Rafael Torres, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in- fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name and Signature	Title(s)	Date
/s/ Michael J. Salameh Michael J. Salameh	Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2006
/s/ Rafael Torres Rafael Torres	Chief Financial Officer, Vice President, Finance and Secretary (Principal Financial and Accounting Officer)	March 3, 2006
/s/ D. James Guzy D. James Guzy	Director and Chairman of the Board of Directors	March 3, 2006
/s/ Robert H. Smith Robert H. Smith	Director	March 3, 2006
/s/ John H. Hart John H. Hart	Director	March 3, 2006
/s/ Thomas Riordan Thomas Riordan	Director	March 3, 2006
/s/ Patrick Verderico Patrick Verderico	Director	March 3, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1 (3)	Agreement and Plan of Reorganization by and among PLX Technology, Inc., NC Acquisition Sub, Inc., NetChip Technology, Inc. and Wei-Ti Liu as Shareholders' Agent.
3.1 (1)	Amended and Restated Certificate of Incorporation of the Registrant.
3.2 (1)	Registrant's Amended and Restated Bylaws.
3.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.
4.1	Reference is made to Exhibits 3.1 and 3.3.
4.2	Registration Rights Agreement, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3, filed on June 21, 2004 and incorporated herein by reference.
10.1 (1)*	Form of Indemnification Agreement between PLX and each of its Officers and Directors.
10.2 (1)*	1998 Stock Incentive Plan.
10.3 (1) (2)*	1999 Stock Incentive Plan, As Amended.
10.4 (1)	Lease Agreement dated October 17, 1997 between The Arrillaga Foundation and The Perry Foundation as Landlords and PLX as Tenant, as amended.
10.10 (5)*	HiNT Corporation 2000 Stock Plan.
10.11 (4)*	Sebring Systems, Inc. 1997 Stock Option/Stock/Issuance Plan.
10.12 (6)*	NetChip Technology, Inc. 1996 Flexible Stock Incentive Plan.
10.13*	PLX Technology, Inc. 2004 Bonus and Deferred Compensation Plan, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference.
10.14*	PLX Technology, Inc. 2005 Bonus and Deferred Compensation Plan, filed as Exhibit 10.1 to the Company's Form 8-K, filed on April 13, 2005, and incorporated herein by reference.
10.15*	PLX Technology, Inc. 2006 Bonus and Deferred Compensation Plan.
14.1	Code of Ethics.
16.1	Letter from Ernst & Young, LLP, to the Securities and Exchange Commission, dated July 13, 2005, and filed as Exhibit 16.1 to the Company's Form 8-K/A, filed July 15, 2005, and incorporated herein by reference.
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (See Signature page).
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Financial Officer Pursuant to 18 U.S.C.Section 1350, Chapter 63 of Title 18, United States Code, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the same numbered exhibit previously filed with the Company's Registration Statement on Form S-1 (Registration No. 333-71795).

(2) Incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002.

(3) Incorporated by reference to Exhibit 2.1 to Form 8-K as filed on March 9, 2004.

(4) Incorporated by reference to Exhibit 2.1 to Form 8-K as filed on June 2, 2000.

(5) Incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2003.

(6) Incorporated by reference to Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2004.

* Management contract or compensatory plan or arrangement.

EXHIBIT 10.15

PLX TECHNOLOGY, INC.

2006 BONUS AND DEFERRED COMPENSATION PLAN

(Established as of January 1, 2006)

1. Introduction. The Company hereby adopts the Plan, effective as of January 1, 2006. The purpose of the Plan is to encourage performance and achieve retention of a select group of executive employees of PLX Technology, Inc. This document constitutes the written instrument under which the Plan is maintained.

2. Definitions.

(a) "Cause" means (i) conviction of a felony or a crime of moral turpitude; (ii) misconduct that results in harm to the Company; (iii) material failure to perform assigned duties; or (iv) willful disregard of lawful instructions from the chief executive officer of the Company or the Board of Directors relating to the business of the Company or any of its affiliates.

(b) "Code" means the Internal Revenue Code of 1986, as amended.

(c) "Committee" means the Compensation Committee of the Company's Board of Directors.

(d) "Company" means PLX Technology, Inc., a Delaware corporation.

(e) "Disability" means that a Participant has become disabled as defined in Code Section 409(a)(2)(C), the regulations thereunder, and any other published interpretive authority, as issued or amended from time to time.[1]

(f) "Eligible Employee" means each employee who is eligible for the plan as designated by the Committee as set forth in approved minutes.

(g) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(h) "Net Pro Forma Operating Income" means the Company's pro forma operating income for 2006, as reported in its earnings release for its fiscal year ending December 31, 2006, calculated after the payment of all bonuses. Net Pro forma Operating Income for purposes of calculating bonuses under this plan excludes all stock option expenses and any adjustments as deemed necessary by the Compensation Committee for fiscal year 2006.

(i) "Normal Retirement Age" means age sixty (60).

(j) "Participant" means each Eligible Employee who is designated from time to time by the Committee in writing.

(k) "Plan" means the PLX Technology, Inc. 2006 Bonus and Deferred Compensation Plan, as set forth in this document and as hereafter amended.

(l) "Plan Year" means the calendar year.

(m) "Retirement" means the termination of employment after Normal Retirement Age.

(n) Bonus Amount. Calculation of Bonus Amount. Each Participant will receive a bonus which will comprise a percentage of Net Pro Forma Operating Income and/or percentage of sales revenues, and/or a fixed amount bonus independent of Company performance, or some combination thereof. The percentage of the Company's Net Pro Forma Operating Income, percentage of sales revenues, or fixed amount bonus independent of Company performance that is awarded to each Participant as a bonus shall be as designated by the Committee to the Participant in writing. Notwithstanding the foregoing, the total Net Pro Forma Operating Profit and sales revenue bonus amount awarded to any Participant shall not exceed the Participant's base pay from the Company for 2006, unless the Committee, in its sole discretion, decides to permit a higher bonus amount with respect to such Participant based on the performance and condition of the Company's business. Also, at any time prior to January 1, 2007, the Committee or the CEO, in his, her, or its sole discretion, may reduce any Participant's bonus.

(o) Interest on Bonus Amount. No interest shall be paid on any Participant's bonus.

3. Payment of Bonus.

(a) Timing and Form of Payment. Subject to Sections 4(b), 4(c), 4(d) and 7, each Participant's bonus shall be paid as follows:

(i) Sixty percent (60%) of the Participant's bonus shall be paid to the Participant on January 31, 2007; and

(ii) Twenty percent (20%) of the Participant's bonus (i.e. fifty percent (50%) of the bonus then remaining) shall be paid to the Participant on January 31, 2008; and

(iii) Twenty percent (20%) of the Participant's bonus (i.e. one-hundred percent (100%) of the bonus then remaining) shall be paid to the Participant on January 31, 2009.

(b) Distribution in the Event of Retirement, Disability or Termination without Cause. If a Participant terminates employment because of Retirement or Disability, or the Company terminates a Participant's employment without Cause, the Participant shall be entitled to payment of all of his or her bonus according to the schedule in Section 4(a), provided that if termination under these conditions occurs prior to January 1, 2007, the bonus amount payable will be the bonus amount pursuant to Section 3(a) multiplied by the number of days employee was employed in 2006 by the Company and then divided by 365 days, and all remaining bonus amounts for 2006 shall be forfeited.

(c) Forfeiture. If a Participant terminates his or her employment for any reason other than Retirement, Disability, or termination by the Company without Cause, or if the Participant's employment is terminated for Cause, he or she shall forfeit all or any portion of his or her entire bonus for 2006 (as set forth in Section 3(a)) which is not yet due and payable under the schedule set forth in Section 4(a) as of the date of termination.

(d) Timing of Distribution to a Beneficiary. If a Participant dies before receiving a distribution of all of his or her bonus, one-hundred percent (100%) of such bonus will be distributed to his or her beneficiary as a lump sum distribution on the January 31 following the Participant's death, provided that this accelerated distribution applies only if Participant dies while still employed by the Company or after termination due to Retirement, Disability, or termination by the Company without Cause; otherwise, the forfeiture provisions of Section 4(c) shall apply.

(e) Beneficiary Designation. Each Participant must designate a beneficiary to receive a distribution of his or her bonus if the Participant dies before such amount is fully distributed to him or her. To be effective, a beneficiary designation must be signed, dated and delivered to the Committee. In the absence of a valid or effective beneficiary designation, the Participant's surviving spouse will be his or her beneficiary or, if there is no surviving spouse, the Participant's estate will be his or her beneficiary. If a married Participant designates anyone other than his or her spouse as his or her beneficiary, such designation will be void unless it is signed and dated by the Participant's spouse.

4. Withholding. The Company will withhold from any Plan distribution all required federal, state, local and other taxes and any other payroll deductions that may be required.

5. Administration. The Plan is administered and interpreted by the Company. The Company has delegated to the Committee certain responsibilities under the Plan. The Committee has the full and exclusive discretion to interpret and administer the Plan. All actions, interpretations and decisions of the Committee are conclusive and binding on all persons, and will be given the maximum possible deference allowed by law.

6. Amendment or Termination. Through December 31, 2006, the Committee, in its sole and unlimited discretion, may amend or terminate the Plan at any time, without prior notice to any Participant. After January 1, 2007, the Committee may amend or terminate the Plan provided that any such amendment does not reduce or increase any benefit to which a Participant has accrued and is otherwise entitled to under the terms of the Plan, nor accelerate the timing of any payment under the Plan, except as permitted under Code Section 409A. The Plan shall automatically terminate on the date when no Participant (or Beneficiary) has any right to or expectation of payment of further benefits under the Plan.

7. Claims Procedure. Any person who believes he or she is entitled to any payment under the Plan may submit a claim in writing to the Committee. If the claim is denied (either in full or in part), the claimant will be provided a written notice explaining the specific reasons for the denial and referring to the provisions of the Plan on which the denial is based. The notice will describe any additional information needed to support the claim. The denial notice will be provided within ninety (90) days after the claim is received. If special circumstances require an extension of time (up to ninety (90) additional days), written notice of the extension will be given within the initial ninety-day period. In the event that the claim relates to a Participant's benefits payable due to Disability under the Plan, the time periods in this section shall be replaced with a 45 day initial period and a 30 day extension period.

8. Appeal Procedure. If a claimant's claim is denied, the claimant (or his or her authorized representative) may apply in writing to the Committee for a review of the decision denying the Claim. The claimant (or representative) then has the right to review pertinent documents and to submit issues and comments in writing. The Committee will provide written notice of its decision on review within sixty (60) days after it receives a review request. If additional time (up to sixty (60) days) is needed to review the request, the claimant will be given written notice of the reason for the delay. In the event that the appeal relates to a Participant's benefits payable due to Disability under the Plan, the 60 day time period in this section shall be replaced with a 45 day period.

9. Source of Payments. All payments under the Plan will be paid in cash from the general funds of the Company. No separate fund will be established under the Plan, and the Plan will have no assets. Any right of any person to receive any payment under the Plan is no greater than the right of any other general unsecured creditor of the Company. This Plan shall be binding upon the Company's successors and assigns.

10. Inalienability. A Participant's rights to benefits under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant's beneficiary.

11. Applicable Law. The provisions of the Plan will be construed, administered and enforced in accordance with ERISA and, to the extent applicable, the laws of the State of California.

12. Severability. If any provision of the Plan is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provision of the Plan, and the Plan will be construed and enforced as if such provision had not been included.

13. Status of Plan as ERISA "Top Hat" Plan. The Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated employees and individuals responsible for managing the Participating Companies. The Plan will be administered and construed to effectuate this intent. Accordingly, the Plan is subject to Title I of ERISA, but is exempt from Parts 2, 3 and 4 of such Title.

14. No Right of Continued Employment. THIS PLAN DOES NOT GIVE ANY PARTICIPANT THE RIGHT TO BE RETAINED AS AN EMPLOYEE. SUBJECT TO THE TERMS OF ANY WRITTEN EMPLOYMENT AGREEMENT TO THE CONTRARY, THE COMPANY SHALL HAVE THE RIGHT TO TERMINATE OR CHANGE THE TERMS OF EMPLOYMENT OF A PARTICIPANT AT ANY TIME AND FOR ANY REASON WHATSOEVER, WITH OR WITHOUT CAUSE.

[1] Code Section 409A(a)(2)(C) provides the following definition of "disabled":

For purposes of subparagraph (A)(ii), a participant shall be considered disabled if the participant—

(i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or

(ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the participant's employer.

IN WITNESS WHEREOF, PLX Technology, Inc., by its duly authorized officer, has executed the Plan on the date indicated below.

PLX TECHNOLOGY, INC.

/s/ Michael J. Salameh

Name: Michael J. Salameh
Title: Chief Executive Officer

EXHIBIT 14.1

PLX TECHNOLOGY, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

POLICY STATEMENT

It is the policy of PLX Technology, Inc. (the "Company") to conduct its affairs in accordance with all applicable laws, rules and regulations of the jurisdictions in which it does business. This Code of Business Conduct and Ethics ("Code") applies to the Company's employees, officers and non-employee directors, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions ("Designated Executives"). This Code is designed to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting to the appropriate person of violations of this Code; and
- accountability for adherence to this Code.

The Company established standards for behavior that affects the Company, and employees, officers and directors must comply with those standards. The Company promotes ethical behavior and encourages employees to talk to supervisors, managers, the PLX Technology, Inc. Compliance Team (the "Compliance Team"), or other appropriate personnel when in doubt about the best course of action in a particular situation. Non-employee directors are encouraged to talk to Robert H. Smith in such situations. Anyone aware of a situation that he or she believes may violate or lead to a violation of this Code should follow the guidelines under ***"Compliance and Reporting"*** below.

The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide you. Specific Company policies and procedures provide details pertinent to many of the provisions of the Code. Although there can be no better course of action than to apply common sense and sound judgment, do not hesitate to use the resources available whenever it is necessary to seek clarification.

APPROVALS AND WAIVERS

Certain provisions of this Code require you to act, or refrain from acting, unless prior approval is received from the appropriate person. Employees requesting approval pursuant to this Code should request such approval in writing from the Chief Compliance Officer. Approvals relating to executive officers and directors must be obtained from the Company's Board of Directors. All other approvals may be granted by the Chief Compliance Officer, or such officer's designee.

Other provisions of this Code require you to act, or refrain from acting, in a particular manner and do not permit exceptions based on obtaining an approval. Waiver of those provisions relating to executive officers and directors may only be granted by the Company's Board of Directors and waivers relating to executive officers and directors must be promptly disclosed to stockholders. All other waivers may be granted by the Chief Compliance Officer, or such officer's designee. Changes in this Code may only be made by the Board of Directors and must be promptly disclosed to stockholders.

CONFLICTS OF INTEREST

A conflict of interest arises when your personal interests interfere with your ability to act in the best interests of the Company. Employees must discharge their responsibilities on the basis of what is in the best interest of the Company independent of personal consideration or relationships. Non-employee directors must discharge their fiduciary duties as directors of the Company.

Employees should disclose any potential conflicts of interest to the Chief Compliance Officer or such officer's designees, who can advise the employee as to whether or not the Company believes a conflict of interest exists. An employee should also disclose potential conflicts of interest involving the employee's spouse, siblings, parents, in-laws, children and members of the employee's household. Non-employee directors may discuss any concerns with Robert H. Smith.

BUSINESS RELATIONSHIPS

The Company seeks to outperform its competition fairly and honesty. The Company seeks competitive advantages through superior performance, not unethical or illegal business practices. Each employee must endeavor to deal fairly with the Company's customers, suppliers, competitors and employees and must not take advantage of them through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair-dealing practice.

ACCURACY OF REPORTS, RECORDS AND ACCOUNTS

You are responsible for the accuracy of your records, time sheets and reports. Accurate information is essential to the Company's ability to meet legal and regulatory obligations and to compete effectively. The records and books of account of the Company must meet the highest standards and accurately reflect the true nature of the transactions they record. Destruction of any records, books of account or other documents except in accordance with the Company's document retention policy is strictly prohibited.

You must not create false or misleading documents or accounting, financial or electronic records for any purpose relating to the Company, and no one may direct an employee to do so. For example, expense reports must accurately document expenses actually incurred in accordance with Company policies. You must not obtain or create "false" invoices or other misleading documentation or invent or use fictitious entities, sales, purchases, services, loans or other financial arrangements for any purpose relating to the Company. Employees are also responsible for accurately reporting time worked.

No undisclosed or unrecorded account or fund may be established for any purpose. No false or misleading entries may be made in the Company's books or records for any reason. No disbursement of corporate funds or other corporate property may be made without adequate supporting documentation or for any purpose other than as described in the documents. All employees must comply with generally accepted accounting principles and the Company's internal controls at all times.

INSIDER TRADING; COMMUNICATIONS WITH THIRD PARTIES

Employees, officers and directors who have access to the Company's confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.

Insider Trading

Inside information is material information about a publicly traded company that is not known by the public. Information is deemed "material" if it could affect the market price of a security or if a reasonable investor would attach importance to the information in deciding whether to buy, sell or hold a security. Inside information typically relates to financial conditions, such as progress toward achieving revenue and earnings targets or projections of future earnings or losses of the Company. Inside information also includes changes in strategy regarding a proposed merger, acquisition or tender offer, new products or services, contract awards and other similar information. Inside information is not limited to information about the Company. It also includes material non-public information about others, including the Company's customers, suppliers, and competitors.

Insider trading is prohibited by law. It occurs when an individual with material, non-public information trades securities or communicates such information to others who trade. The person who trades or "tips" information violates the law if he or she has a duty or relationship of trust and confidence not to use the information.

Trading or helping others trade while aware of inside information has serious legal consequences, even if the Insider does not receive any personal financial benefit. Insiders may also have an obligation to take appropriate steps to prevent insider trading by others.

The Company also has a "trading window "policy that applies to the Company's directors and executive officers.

Confidential Information

You must maintain the confidentiality of information entrusted to you by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information, including information that might be of use to competitors or harmful to the Company or its customers if disclosed.

COMPLIANCE AND REPORTING

Compliance

Any employee who violates the provisions of this Code will be subject to disciplinary action, up to and including termination. Willful disregard of criminal statutes underlying this Code may require the Company to refer such violation for criminal prosecution or civil action.

Reporting Procedures and Other Inquiries

Questions regarding the policies in this Code may be directed to the Chief Compliance Officer or the Company's Compliance Team. Managers and supervisors are also resources who can provide timely advice and guidance to employees on ethics and compliance concerns and are expected to promptly report any concerns brought to their attention in their supervisory capacity to the Company's Compliance Team. Any employee having knowledge of, or questions or concerns about, an actual or possible violation of the provisions of this Code is encouraged to promptly report the matter to his or her immediate supervisor or to a member of the Compliance Team. The names and contact information for the members of the Compliance Team are set out below. Directors are encouraged to discuss any issues or concerns with Robert H. Smith.

If you have concerns relating to the Company's accounting, internal controls or auditing matters, you may also confidentially, and anonymously if you desire, submit the information in writing to the Company's Audit Committee of the Directors at 870 Maude Avenue, Sunnyvale, CA, 94085. Employees may also report violations through the Ethics@plx intranet site, which contains an anonymous reporting capability. Any employee can report suspected violations of the Code of Business Conduct and Ethics without fear of reprisal or retaliation.

When submitting concerns, you are asked to provide as much detailed information as possible. Providing detailed, rather than general, information will assist us in effectively investigating complaints. This is particularly important when you submit a complaint on an anonymous basis, since we will be unable to contact you with requests for additional information or clarification.

We are providing these anonymous reporting procedures so that you may disclose genuine concerns without feeling threatened. Employees who choose to identify themselves when submitting a report may be contacted in order to gain additional information.

All conversations, calls and reports made under this policy in good faith will be taken seriously.

Policy Prohibiting Unlawful Retaliation or Discrimination

Neither the Company nor any of its employees may discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee who in good faith:

- provides information or assists in an investigation relating regarding any conduct which the employee reasonably believes constitutes a violation of Fraud Laws (as defined below); or
- files, testifies participates or otherwise assists in a proceeding that is filed or about to be filed (with any knowledge of the Company) relating to an alleged violation of a Fraud Law.

This policy applies in any instance where such information or assistance provided to, or the investigation is conducted by, a federal regulatory or law enforcement agency, any member or committee of Congress, or any person with supervisory authority over the employee or the authority to investigate misconduct relating to potential securities violations by the Company or its employees. For purposes of this policy, a "Fraud Law" is a violation of federal criminal law involving:

- securities fraud, mail fraud, bank fraud or wire, radio or television fraud;
- violations of SEC rules or regulations; or
- violations of any federal law relating to fraud against stockholders.

COMPLIANCE TEAM CONTACTS:

Rafael Torres
Chief Financial Officer and Chief Compliance Officer
PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, CA 94085
408-328-3555
rtorres@plxtech.com

Robert H. Smith
Director
PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, CA 94085
rsmithsprint25@earthlink.net

This document is not an employment contract between the Company and its employees, nor does it modify their employment relationship with the Company.

This Code is intended to clarify your existing obligation for proper conduct. The standards and the supporting policies and procedures may change from time to time in the Company's discretion. You are responsible for knowing and complying with the current laws, regulations, standards, policies and procedures that apply to the Company's work. The most current version of this document can be found at: www.plxtech.com

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
PLX Technology (Europe) Ltd.	United Kingdom
PLX Technology Japan K.K.	Japan
PLX Technology China	China

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PLX Technology, Inc.
Sunnyvale, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-40722, 333-105745 and 333-116702) and Form S-8 (Nos. 333-88259, 333-38992, 333-38990, 333-67026, 333-97741, 333-105748 and 333-116704) of PLX Technology, Inc. of our reports dated February 24, 2006, relating to the consolidated financial statements and the financial statement schedule, and the effectiveness of PLX Technology, Inc.'s internal control over financial reporting, which appear in this Form 10-K.

/s/ BDO Seidman, LLP
San Francisco, California
March 3, 2006

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-40722, 333-105745 and 333-116702 and Form S-8 Nos. 333-88259, 333-38992, 333-38990, 333-67026, 333-97741, 333-105748 and 333-116704) pertaining to the PLX Technology, Inc. 1998 Stock Incentive Plan, the PLX Technology, Inc. 1999 Stock Incentive Plan, the Sebring Systems, Inc. 1997 Stock Option/Stock Issuance Plan, the HiNT Corporation 2000 Stock Plan, and the NetChip Technology, Inc. 1996 Flexible Stock Incentive Plan of our report dated February 24, 2005, with respect to the consolidated balance sheet of PLX Technology, Inc. as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows and schedule of PLX Technology, Inc. for each of the two years in the period ending December 31, 2004, included in this Annual Report (Form 10-K) for the year ended December 31, 2005.

/s/ Ernst & Young, LLP

San Jose, California
March 3, 2006

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Salameh, Chief Executive Officer of PLX Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of PLX Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Michael J. Salameh
Michael J. Salameh
Chief Executive Officer
(Principal Executive Officer)

Dated: March 3, 2006

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Rafael Torres, Chief Financial Officer of PLX Technology, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of PLX Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Rafael Torres
Rafael Torres
Chief Financial Officer
(Principal Financial Officer)

Dated: March 3, 2006

EXHIBIT 32.1

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PLX Technology, Inc. (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, Michael J. Salameh, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 3, 2006

By: /s/ Michael J. Salameh

Michael J. Salameh
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PLX Technology, Inc. (the "Company") on Form 10-K for the period ended December 31, 2005 as filed with the Securities and Exchange Commission (the "Report"), I, Rafael Torres, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Date: March 3, 2006

By: /s/ Rafael Torres

Rafael Torres
Chief Financial Officer

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CORPORATE INFORMATION

DIRECTORS

D. James Guzy
Chairman of the Board

Michael J. Salameh
Chief Executive Officer and Director

John H. Hart
Director

Thomas Riordan
Director

Robert H. Smith
Director

Patrick Verderico
Director

OFFICERS

Michael J. Salameh
Chief Executive Officer

Lawrence Chisvin
Chief Operating Officer

Rafael Torres
Chief Financial Officer and Vice President, Finance

Jack Regula
Vice President, Chief Technology Officer

George Apostol
Vice President, Engineering

Hector A. Berardi
Vice President, Operations

David K. Raun
Vice President, Marketing

Matthew Ready
Vice President, Worldwide Sales

Alex Wong
Vice President, Business Development

CORPORATE HEADQUARTERS

PLX Technology, Inc.
870 Maude Avenue
Sunnyvale, California 94085
Phone: 408-774-9060
Website: www. plxtech.com

SUBSIDIARIES

PLX Technology (Europe) Ltd.
United Kingdom

PLX Technology Japan KK
Japan

PLX Technology China
China

COMMON STOCK

NASDAQ symbol: PLXT

COMMON STOCK TRADING

	2005		2004	
FISCAL QUARTER	HIGH BID	LOW BID	HIGH BID	LOW BID
First Quarter	$12.37	$7.65	$11.20	$8.70
Second Quarter	10.46	7.21	17.26	10.55
Third Quarter	10.90	7.83	15.77	5.71
Fourth Quarter	10.06	6.90	11.22	7.96

INDEPENDENT ACCOUNTANTS

BDO Seidman, LLP
San Francisco, California

LEGAL COUNSEL

Morrison & Foerster LLP
Palo Alto, California

TRANSFER AGENT

Computershare Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43023
Providence, RI 02940-3023
www.computershare.com
Telephone: 781-575-2879

Stockholders may call 781-575-2879 with any questions regarding transfer of ownership of stock.

CORPORATE INFORMATION

Additional copies of this annual report and the company's Form 10-K as filed with the Securities and Exchange Commission can be obtained without charge by contacting the Investor Relations Department of PLX at:

PLX Technology **Investor Relations**
870 Maude Avenue
Sunnyvale, California 94085

Phone: 408-774-9060
Fax: 408-774-2169
Email: investor-relations@plxtech.com

To obtain the latest information on PLX Technology, including press releases and financial literature, visit the Investors section of our website at www. plxtech.com.

CAUTIONARY STATEMENT

The statements contained in this annual report that are not purely historical are forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements include the statements regarding our expectations that (a) PCI Express* will be a major growth driver of our future business, (b) the PCI Express architecture will become the most widely-used interconnect, (c) we will achieve sustained total company revenue growth and (d) we will realize benefits of our investment strategy in terms of revenue and profitability growth.

Such forward-looking statements involve risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as changes in technological trends, reduced demand for our products due to adverse economic conditions in general or specifically affecting our markets, and changes in the trends of our product sales. All forward-looking statements and reasons why results may differ included in this annual report are made as of the date hereof, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ. These cautionary statements should be considered in the context of the factors listed above, as well as those disclosed from time to time in our reports on Forms 10-K, 10-Q and 8-K.

CORPORATE HEADQUARTERS

PLX Technology, Inc. 870 Maude Avenue Sunnyvale, CA 94085 USA
TEL: 1-408-774-9060 FAX: 1-408-774-2169
www.plxtech.com